St.george

10 January 2008

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

RECEIVED
2008 MAR 21 P 1:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

[redacted]

Attention: SEC Filing Desk

08001409

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- News Release – Increase in Interest Rates
- News Release – Share Purchase Plan
- Declaration of Dividend
- News Release – $800M August 2009 Benchmark Issue
- News Release – Increase Benchmark Issue
- Managing Director Appointment
- Share Purchase Plan Mailing to Shareholders
- News Release – CHF 250m march 2010 Note Issue
- Appendix 3B
- News Release – Raising A$1.08 Billion 1 Year Term Funding
- Appendix 3B x 2
- ASIC Form 604 – Correction Notice x 2
- ASIC Form 604 x 2
- IBB Market Update
- Appendix 3Y
- Investor Conference Presentation
- News Release – Increase in Interest Rates
- ASIC Form 484 and 208

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely,

Michael Bowan
General Counsel and Secretary

dw 3/25

ST03292 C10/03

Australian Securities &
Investments Commission

COPY

RECEIVED

2003 ... 1:24

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ST. GEORGE BANK LIMITED

ACN/ABN
92 055 513 070

Corporate key
98277660

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MICHAEL HAROLD SEE BOWAN

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
03/12/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	37,983	NIL	NIL
ORD	2,950	NIL	NIL
ORD	77,095	$20.40	NIL
ORD	60,668	$21.70	NIL
ORD	22,654	$29.01	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

01/11/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		532,764,008	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

01/11/07

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	80,042	NIL	NIL
ORD	14,400	NIL	NIL
ORD	125,000	$21.70	NIL
ORD	21,900,000	$35.00	NIL
ORD	94,792	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 4 / 1 1 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		554,978,242	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

1 4 / 1 1 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	81,721	$20·40	NIL
ORD	58,667	$21·70	NIL
ORD	15,786	$24·56	NIL
ORD	62,300	$28·01	NIL
ORD	191,802	NIL	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

16/11/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		555,388,518	F/P	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

16/11/07

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

lodging party or agent name	ST. GEORGE BANK LIMITED		
office, level, building name or PO Box no.			
street number & name			
suburb/city		state/territory	postcode
telephone	( )		
facsimile	( )		
DX number		suburb/city	

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

Notification of

details of shares issued other than for cash

company name ST. GEORGE BANK LIMITED
A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	37,983	1/11/07
ORD	2,950	7/11/07
ORD	80,042	14/11/07
ORD	14,400	19/11/07
ORD	94,792	29/11/07
ORD	191,802	16/11/07

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ ***The issue was made under a contract not reduced to writing.***

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☒ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details: SHARES ISSUED TO ST GEORGE BANK STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST GEORGE BANK LIMITED ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL HAROLD SEE BOSAN capacity SECRETARY

sign here

30/11/07

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Australian Securities & Investments Commission

OFFICE USE ONLY: 1F

RECEIVED
2008 MAR 21 P 1:24

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ST.GEORGE BANK LIMITED

ACN/ABN *
92 055 513 070

Corporate key *
98277660

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
ST.GEORGE BANK LIMITED

Contact name/position description
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal or DX address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
MICHAEL HAROLD SEE BOWAN

Capacity *
☐ Director
☑ Company secretary

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Signature
[signature]

Date signed
13/03/08 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ Issue of shares ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	Not required	Not required

- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 **Issue of shares**

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	14477	NIL	NIL
ORD	3452467	$24.72	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

11/02/2008 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

ASIC registered agent number 14475
lodging party or agent name ST. GEORGE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED
A.C.N. 92 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	14,477	11/02/2008

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☑ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST.GEORGE BANK STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL HAROLD SEE BOWAN capacity SECRETARY

sign here [signature] 13/3/02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Investments Commission

RECEIVED

2008 MAR 21 P 1:24

OFFICE USE ONLY: 17

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ST.GEORGE BANK LIMITED

ACN/ABN *
92 055 513 070

Corporate key *
98277660

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
ST.GEORGE BANK LIMITED

Contact name/position description
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal or DX address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
MICHAEL HAROLD SEE BOWAN

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
25/07/08 (dd/mm/yyyy)

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ **Issue of shares** ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement	Not required	✔	Not required	Not required

- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2203980	$34.62	NIL
PRF	4000000	$100.00	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

27/12/2007 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☐ Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

st.george

news release

11 January 2008

St.George to increase variable interest rate due to prolonged increases in funding costs

St.George today announced that following a sustained level of higher costs for wholesale funding, all variable home loan interest rates will increase by 0.20% pa. As a result the St.George Standard Variable Rate will increase from 8.57% pa to 8.77% pa. The new variable home loan interest rates will be effective Tuesday 15 January 2008 for new and existing customers.

Michael Cameron, Chief Financial Officer said that due to the impacts of the US sub-prime lending crisis on global liquidity and the wholesale funding markets, the supply of funding remains tight, and as with all Australian banks, St.George had seen a significant increase in its funding costs.

"Over the past five months we have been absorbing increased funding costs of more than 0.30% pa, and have hoped that conditions would soon return to normal and we would not have to pass these costs onto our customers. However, as this situation has continued, the Bank has now changed its interest rates to take into account these increased costs," Mr Cameron said.

George Beatty, Acting Group Executive Retail Bank said; "We recognise that any increase to rates does impact our customers and that it is also an important issue for many Australians. The decision to increase the rate was made only after very careful consideration, and with the hope that the global market conditions will soon moderate."

"While the majority of St.George customers already pay more than their regular minimum repayment and have a buffer in place for any rate changes, we encourage any customers who are experiencing hardship to contact us immediately and we can discuss their personal situation. Assistance for eligible customers includes delaying repayments or restructuring their loans."

St.George has a wide range of home loan products to suit customer needs. Customers who would like the certainty of fixed repayments may consider our competitive fixed home loan rates available for periods from 1 to 5 years. For a limited time new customers who take up our Advantage Home Loan Package are eligible to receive a discount of 0.15% pa ~~per annum~~ off the fixed rate, for example reducing the current 3 year fixed rate to 8.29% pa and the current 5 year fixed rate to 8.25% pa.

Ends...

Media contact:

Jeremy Griffith, Corporate Relations, 02 9236 1328 or 0411 259 432

Lara Daniels, Corporate Relations, 02 9236 1508 or 0419 226 449

st.george

news release

21 January 2008

St.George announces Share Purchase Plan

St.George is pleased to announce an offer to eligible shareholders of the opportunity to purchase no more than $5,000 of additional fully paid ordinary shares in the company through a share purchase plan (***SPP***).

St.George is aiming to raise approximately $110 million under the SPP. If the total value of applications for shares under the SPP is more than St.George wishes to raise, St.George may undertake a scaleback of applications. Should this happen, eligible shareholders may be allocated less shares than they applied for, and any excess application monies will be refunded.

Proceeds from the SPP will be used to provide balance sheet flexibility.

Shareholders (including Directors and employees of St.George who are shareholders of the company) will be eligible to participate in the SPP if they were a registered holder of shares at 7.00pm (Sydney time) on 31 January 2008, with a registered address in Australia.

The purchase price for each share under the SPP will be the lower of:

(a) 97.5% of the volume weighted average price of shares sold on the ASX between 21 February and 27 February 2008 (inclusive); and

(b) $35.00 per share (this was the price paid by institutional investors in the Institutional Placement which occurred after the close of trade on 14 November 2007).

Applicants under the SPP will not incur brokerage, commissions or other transaction costs.

Specific details of the SPP will be sent to eligible shareholders on or around 7 February 2008. The offer period is expected to close at 5.00pm (Sydney time) on Wednesday 27 February 2008.

For further information, contact the St.George Share Purchase Plan information line on 1800 804 457.

Important notices

This announcement, and the information it contains, does not take into account your investment objectives, financial situation or particular needs. In deciding whether to subscribe for shares you should read the SPP booklet which will be sent to you and seek investment advice from your financial adviser or other professional adviser. An investment in shares is not a deposit liability of any member of the St.George Group and is not subject to the depositor protection provisions of Australian banking legislation. This announcement is not a prospectus and does not constitute an invitation or offer to subscribe for or buy any shares.

This release does not constitute an offer of securities for sale in the United States. Any securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Investors/Analysts:

Sean O'Sullivan
Investor Relations
02 9236 3618 or 0412 139 711

st.george

RECEIVED

2008 JAN 21 P 1:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**CPS II - Declaration of Dividend**
Date Sent:	21 January 2008

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS II, the Bank has declared a quarterly dividend of $0.9184 per CPS II to be paid 20 February 2008 with a record date for determination of entitlements of 5 February 2008.

100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

news release

29 January 2008

ST.GEORGE ANNOUNCES A$800m AUGUST 2009 BENCHMARK ISSUE

St.George Bank Limited (St.George) announces the pricing today of a new A$800 million August 2009 Floating Rate Transferable Deposits issue.

The Transferable Deposits priced at a re-offer margin of 90 day BBSW plus 39 basis points per annum and will mature on 6 August 2009. Settlement is 6 February 2008 and an application will be made to list the Transferable Deposits on the Australian Stock Exchange. The Transferable Deposits have a minimum parcel size of A$500,000 and are being distributed to non-retail investors. St.George is the Lead Manager, with Royal Bank of Canada and UBS acting as Co-Managers.

St.George is rated Aa2 by Moody's Investors Services, A+ by Standard & Poor's and A+ by Fitch Ratings. All ratings have a stable outlook.

Michael Cameron, St.George Chief Financial Officer said; "The issue has been broadly placed with domestic and offshore investors and demonstrates the continuing demand from institutional investors for quality bank paper."

"This term funding is in addition to the $500m Fixed and Floating Rate Transferable Deposits issued in October 2007 and $400m in various currencies raised from the offshore private placement term market this financial year to date."

"The Group has also recently undertaken several capital raisings including an institutional ordinary share private placement of $767m in November 2007 and Converting Preference Shares (CPSII) of $400m in December 2007, further highlighting the continued strong institutional and retail support for the Group."

Ends...

Media contact:

Philip Christie, Head of Capital Markets Funding, St.George, 02 9320 5683

news

release

30 January 2008

ST.GEORGE INCREASES AUGUST 2009 BENCHMARK ISSUE TO A$900m

St.George Bank Limited (St.George) announces an increase of A$100 million, to A$900 million, of its August 2009 Floating Rate Transferable Deposits issue that was launched yesterday, as a result of interest from overseas investors last night.

All other terms remain unchanged.

Ends...

Media contact:

Philip Christie, Head of Capital Markets Funding, St.George, 02 9320 5683

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Appointment**
Date Sent:	7 February 2008

The Board of Directors of St.George Bank Limited is pleased to announce the appointment today of Mr Paul Fegan as Managing Director. The appointment is in addition to Mr Fegan's current role as Chief Executive Officer.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Share Purchase Plan



Dear Shareholder,

I am pleased to offer you the opportunity to purchase additional ordinary shares in St.George Bank Limited (**St.George**) by participating in the share purchase plan described in this booklet (the **SPP**). The SPP allows all Eligible Shareholders to purchase up to A$5,000 worth of ordinary shares in St.George (**Shares**) without incurring any brokerage or other transaction costs, with a minimum purchase amount of A$1,000.

St.George recently conducted a placement of Shares to institutional investors (**Institutional Placement**). St.George wants now to give Eligible Shareholders the opportunity to increase their Shareholding at the lower of:

(a) 97.5% of the volume weighted average price (**VWAP**) of Shares sold on the Australian Securities Exchange (**ASX**) between 21 February and 27 February 2008 (inclusive)(rounded to the nearest full cent); and

(b) the price paid by the institutional investors in the Institutional Placement, being $35.00 per Share,

(**Issue Price**).

While share markets have trended downwards since the time of the Institutional Placement, St.George considers that participants in the SPP should pay no more for Shares than that paid by the institutions which participated in the Institutional Placement should the market trend upwards during the period that the SPP is open. Further, if St.George's share price remains at current levels, participants in the SPP will pay less than those institutions.

Proceeds from the SPP will be used to provide balance sheet flexibility.

New Shares issued under the SPP will be allotted on 7 March 2008, and will be eligible to participate in all dividends paid by St.George from that date. St.George is aiming to raise approximately A$110 million under the SPP. If the total value of applications for Shares under the SPP is more than St.George wishes to raise, St.George may undertake a Scaleback of applications. Should this happen, you may be allocated less Shares than you applied for, and the difference in purchase price will be refunded to you.

Further details about the SPP are set out in the enclosed Terms and Conditions. Please read these carefully. Participation in the SPP is entirely voluntary.

You may apply for a parcel of Shares valued at either A$1,000, A$3,000 or A$5,000.

If you elect to participate, we encourage you to make payment by BPAY® (in accordance with the enclosed Application Form). Alternatively, you may complete and return the enclosed Application Form accompanied by a cheque or money order by 5.00pm (Sydney time) on **27 February 2008** to Computershare Investor Services Pty Limited, GPO Box 253, Sydney NSW 2001.

If you have any questions regarding the SPP, please direct them to the St.George Share Purchase Plan information line on 1800 804 457.

On behalf of the Board, I thank you for your continued support of St.George and welcome your participation in the SPP.

Yours faithfully

John Thame
Chairman
7 February 2008

This is an important document offering eligible shareholders the opportunity to buy up to A$5,000 worth of St.George ordinary shares without brokerage or transaction costs. If you are unsure about what to do, please contact your professional adviser.
If you have any questions about the Share Purchase Plan after reading this booklet, please call the St.George Share Purchase Plan information line on 1800 804 457.

st.george
Good with people. Good with money.

Key Dates

Event	Date
Record Date (7.00pm, Sydney time). Date for determining Eligible Shareholders.	31 January 2008
Opening Date Date SPP opens.	7 February 2008
Closing Date Date SPP closes. (Applications must be received by 5.00pm (Sydney time) on this date).	27 February 2008
Issue Price announcement Issue Price and any Scaleback announced.	4 March 2008
Allotment Date Date Shares are allotted.	7 March 2008
Despatch Date Date confirmations sent to Shareholders.	13 March 2008
Trading Date Date Shares begin trading on a normal settlement basis.	14 March 2008

These materials do not constitute an offer, invitation, solicitation or recommendation with respect to the purchase or sale of any security in the United States or to any person to whom it is unlawful to make such an offer or solicitation. Securities may not be offered or sold in the United States or to, or for the account or benefit of, US Persons (as defined in Regulation S under the US Securities Act) unless the securities have been registered under the US Securities Act or an exemption from registration is available. The shares in the SPP offering have not been and will not be registered under the US Securities Act. The distribution of these materials outside Australia may be restricted by law. Persons who come into possession of these materials who are not in Australia should seek advice and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Investments in Shares are not an investment in, deposit with or other liability of St.George or any member of the St.George Group for the purposes of the Banking Act 1959.

This booklet does not provide financial product advice or tax advice and has been prepared without taking into account your particular circumstances. You should carefully consider the appropriateness of participating in the SPP having regard to your own investment objectives, financial situation and particular needs (including financial and taxation issues) as an investor and seek professional investment advice from your financial adviser or other professional adviser before deciding whether to participate in the SPP.

[1] St.George retains the discretion to alter any or all of these key dates.

Instructions

If you would like to participate in the SPP, follow the instructions on the Application Form.

To participate, you can make a payment by BPAY or complete the Application Form and provide a cheque or money order in accordance with the instructions on the Application Form.

If you make your payment with BPAY you do not need to return your Application Form.

Cheques and money orders should be made payable to "St.George Share Purchase Plan" and sent with an Application Form in the reply paid envelope enclosed to St.George Bank Limited, C/- Computershare Investor Services Pty Limited, GPO Box 253, Sydney NSW 2001. Deliveries can be made in person by visiting Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney.

All payments and applications must be received by no later than **5.00pm (Sydney time)** on **27 February 2008**. You will not be able to withdraw or revoke your application or BPAY payment once you have sent it in.



Share Purchase Plan

Terms and Conditions

Important Notice

If you apply to participate in the SPP by making a BPAY payment or completing and returning the Application Form, you are accepting the risk that the market price of Shares may change between the Record Date, the date on which you send in an Application Form or make a BPAY payment and the Allotment Date. This means it is possible that, up to or after the Allotment Date, you may be able to buy Shares at a lower price than the Issue Price.

We encourage you to seek your own professional advice regarding your participation in the SPP.

1. Eligible Shareholders

(a) Subject to clauses 1(b) to 1(d), all persons registered as holders of fully paid ordinary shares of St.George Bank Limited (**Shares**) at 7.00pm (Sydney time) on 31 January 2008 (**Record Date**), whose address in the share register of St.George Bank Limited (**St.George**) is in Australia may participate in the Share Purchase Plan (**SPP**) (**Eligible Shareholders**). Directors and employees of St.George may be Eligible Shareholders.

(b) Shareholders who hold Shares on behalf of persons who reside outside Australia or who are "US persons" (as defined in Regulation S under the US Securities Act of 1933) (**US Persons**) or who act for the account or benefit of a US Person are not entitled to participate in the SPP.

(c) Shareholders who are joint holders of Shares are taken to be a single registered holder of Shares for the purposes of determining whether they are an Eligible Shareholder, and the certification under clause 3(a)(iv) by one joint holder will be effective in respect of the other joint holder(s).

(d) Where a trustee or nominee is a registered holder of Shares and is expressly noted on the share register as holding Shares on account of another person (a **beneficiary**), the beneficiary will be taken to be the registered holder of those Shares. In this instance, an application, certification or issue of Shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the beneficiary.

(e) If you are an Eligible Shareholder, your rights under this offer are personal to you and are non-renounceable, which means you cannot transfer your rights to another person.

2. Applying for Shares

(a) Eligible Shareholders may apply to purchase a parcel of Shares with a value of either A$1,000, A$3,000 or A$5,000. If you are an Eligible Shareholder and wish to participate in the SPP, you must follow the instructions on the Application Form and:

(i) make payment by BPAY equivalent to the parcel of Shares you wish to apply for; or

(ii) complete the Application Form and provide a cheque or money order to St.George (at the address set out in the "Instructions" above) by 5.00pm (Sydney time) on 27 February 2008 (**Closing Date**).

If you make a payment and St.George receives an amount which is not equal to A$1,000, A$3,000 or A$5,000, St.George will round down the value of Shares which you are applying for to the next lowest parcel, or if St.George receives less than A$1,000, reject your application, and refund any application monies which are not used to purchase Shares, without interest, following allotment.

(b) If you apply for Shares under the SPP, you will apply for a certain value, rather than a certain number, of Shares. Subject to clauses 2(c) and 6, St.George will divide the parcel value you select by the Issue Price (as determined under clause 4(a)) in order to determine the number of Shares which you have applied for (rounded down to the nearest whole number of Shares). Any remaining balance received by St.George will be refunded to you by direct credit (to your nominated account as recorded on the share register) or cheque as soon as practicable, without interest.

(c) Eligible Shareholders who receive more than one offer under the SPP (for example, because they hold Shares in more than one capacity) may apply on different Application Forms for Shares but may not apply for Shares with an aggregate value of more than A$5,000.

(d) St.George may accept or reject your application for Shares at its discretion. St.George may reject your application in the following circumstances (among others):

(i) your Application Form is incorrectly completed, incomplete or otherwise determined by St.George to be invalid;

(ii) you have applied for less than A$1,000 worth of Shares;

(iii) your cheque is dishonoured or the cheque or money order that you enclose with your Application Form is not made out for the amount corresponding to amount of Shares you have selected to purchase;

(iv) your BPAY payment is not received by the Closing Date or is otherwise incomplete or invalid;

(v) it appears that you are applying to buy more than an aggregate of A$5,000 of Shares; or

(vi) your Application Form or BPAY payment is received after the Closing Date. Late payments will be refunded (without interest).

3. Effect of Making an Application

(a) If you submit a BPAY payment or complete and return an Application Form:

(i) you acknowledge that you are an Eligible Shareholder;

(ii) you irrevocably and unconditionally agree to these Terms and Conditions;

(iii) you acknowledge your application is irrevocable and unconditional;

(iv) you certify that you have not applied for more than A$5,000 of Shares under the SPP prior to your application and any similar arrangement in the 12 months prior to your application, even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP;

(v) you authorise St.George to correct minor errors in your Application Form and to complete the Application Form by inserting any missing minor detail;

(vi) you acknowledge that St.George may determine that your Application Form is valid, even if the

Application Form is incomplete, contains errors or is otherwise defective;

(vii) you accept the risk associated with any refund that may be dispatched to you to your address or nominated bank account as shown on St.George's share register;

(viii) you are responsible for any dishonour fees or other costs St.George may incur in presenting a cheque for payment which is dishonoured;

(ix) you acknowledge that no interest will be paid on any application monies held pending the allotment of the Shares or subsequently returned to you for any reason;

(x) you acknowledge that you have not been provided with investment advice or financial product advice by St.George or Computershare Investor Services Pty Limited and that neither has any obligation to provide this advice in relation to your consideration as to whether or not to purchase Shares; and

(xi) you acknowledge that St.George is not liable for any exercise of its discretions referred to in these Terms and Conditions.

4. Issue Price of Shares under the SPP

(a) The Issue Price per Share on offer under the SPP will be the lower of:

(i) 97.5% of the volume weighted average price (**VWAP**) of Shares sold on the Australian Securities Exchange (**ASX**) between 21 February and 27 February 2008 (inclusive) (rounded to the nearest full cent); and

(ii) $35.00 per Share (this was the price paid by institutional investors in the Institutional Placement) and is 15.17% above the closing price of Shares on 18 January 2008, the last trading day before the date the SPP was announced.

In the event that paragraph (ii) applies, the Issue Price will represent a discount of at least 2.5% of the VWAP of Shares sold on the ASX between 21 February and 27 February 2008 (inclusive).

(b) The current Share price can be obtained from the ASX and is listed in the financial and business section of major daily newspapers circulating in Australia.

(c) You agree to pay the Issue Price per Share for the number of Shares calculated pursuant to clause 2(b) or, if there is a Scaleback, the number of Shares calculated pursuant to clause 6.

(d) You acknowledge that the market price of Shares may rise or fall between the date of this offer and the date the Shares are allotted to you under the SPP (**Allotment Date**) and that the Issue Price you pay for the Shares may exceed the market price of the Shares on the Allotment Date.

5. The Shares

(a) Shares issued under the SPP will rank equally in all respects with existing Shares quoted on the ASX, with the same voting rights, dividend rights and other entitlements.

(b) St.George will apply for new Shares issued under the SPP to be quoted on the ASX.

6. Scaleback

(a) If the total value of applications for Shares under the SPP is more than St.George wishes to raise, it may in its discretion undertake a Scaleback to the extent and in the manner that it sees fit. A **Scaleback** is a reduction in the allotments of Shares (compared to parcels applied for) that St.George will undertake if it receives applications under the SPP for more Shares than it wishes to issue.

(b) If there is a Scaleback you may receive less than the parcel of Shares for which you have applied. If a Scaleback produces a fractional number of Shares when applied to your parcel, the number of Shares you will be allocated will be rounded down to the nearest whole number of Shares.

(c) In the event of a Scaleback the difference between the application monies received, and the number of Shares you are allocated multiplied by the Issue Price, will be refunded to you by direct credit (to your nominated account as recorded on the share register) or cheque as soon as practicable, without interest.

7. Costs of Participation

No brokerage, commissions or other transaction costs will be payable by Eligible Shareholders in respect of the application for, and allotment of, Shares under the SPP.

8. Timetable

(a) Subject to clause 8(b):

(i) (**Record Date**) 31 January 2008;

(ii) (**Opening Date**) the offer opens on 7 February 2008;

(iii) (**Closing Date**) the offer closes at 5.00pm (Sydney time) on 27 February 2008. Unless received by St.George before this time, payments made and Application Forms sent may not be processed or held to be valid;

(iv) (**Issue Price announcement**) the Issue Price and any Scaleback will be announced to the ASX on 4 March 2008;

(v) (**Allotment Date**) St.George proposes to allot the Shares on 7 March 2008;

(vi) (**Despatch Date**) the date on which transaction confirmations are sent to Shareholders is expected to be 13 March 2008; and

(vii) (**Trading Date**) St.George expects trading on ASX of new Shares issued under the SPP to commence on 14 March 2008.

(b) St.George may vary any of the above dates in clause 8(a) at its discretion.

9. Dispute Resolution

St.George may settle in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP and the decision of St.George will be conclusive and binding on all participants and other persons to whom the determination relates.

10. Waiver and Withdrawal

St.George may, at its discretion:

(a) waive compliance with any provision of these Terms and Conditions; and

(b) withdraw the offer at any time up to the Allotment Date.

11. No Underwriting

The SPP will not be underwritten.

12. Governing Law

These Terms and Conditions are governed by the laws in force in New South Wales.

st.george

St.George Bank Limited
ABN 92 055 513 070

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 253 Sydney
New South Wales 2001
Enquiries 1800 804 457
www.computershare.com.au

000001 000
Mr AB Sample
123 Sample street
Sampletown 9999

Securityholder Reference Number (SRN)

[redacted]

[redacted] I ND

Entitlement Number: 99999999
Record Date: 31 January 2008
Offer Closes: 5.00pm (Sydney time) 27 February 2008

SHARE PURCHASE PLAN APPLICATION FORM

IMPORTANT:

This is an important document which requires your immediate attention. If you are in any doubt as to how to deal with this form please consult a professional adviser.

Pursuant to the Terms and Conditions of the St.George Bank Limited Share Purchase Plan (**SPP**) dated 7 February 2008, enclosed with this Application Form, St.George Bank Limited is offering Eligible Shareholders the opportunity to purchase Shares up to a maximum value of A$5,000.00 per Eligible Shareholder, subject to a minimum application of A$1,000.00.

If you do not wish to purchase additional Shares under this offer there is no need to take action.

By making a BPAY® payment or completing and returning this Application Form, you agree to be bound by the Terms and Conditions of the SPP and agree that your application constitutes an irrevocable offer by you to St.George Bank Limited to subscribe for Shares in the SPP. In addition, you certify that the aggregate of the application price paid by you for:

- the Shares the subject of this Application Form or your BPAY® payment; and
- any other Shares applied for by you under the SPP or any similar arrangement in the 12 months prior to your application, does not exceed A$5,000.00.

METHOD OF ACCEPTANCE

You can apply for Shares and make your payment either by BPAY®, cheque or money order. St.George Bank Limited reserves the right to reject your application, waive compliance with or amend or vary the Terms and Conditions, or terminate the SPP at any time up to the date of allotment of Shares. Any such rejection, waiver or termination will be binding on all Eligible Shareholders even where St.George Bank Limited does not notify you of that event.

No Signature is required
You may not copy this form or transfer your entitlement under the SPP

SGB SPRB 020396_0_0_ENT_RUN/000001/000002/i56 020396 - V9

Paperclip cheque(s) here. Do not staple.

st.george
St.George Bank Limited
ABN 92 055 513 070

Please see overleaf for Payment Options

B PAY
Biller Code: 999999
Ref No: 999999999999999999

If paying by BPAY® you do not need to return this form

I/We wish to purchase a parcel of Shares to the value of:

☐ A$1000.00 **or** ☐ A$3000.00 **or** ☐ A$5000.00

* The SPP may be subject to rounding and/or scale-back in accordance with the terms of the SPP.

Payment Details

Drawer	Cheque number	BSB number	Account number	Cheque amount
				A$

Make your cheque or money order payable to St.George Bank Share Purchase Plan

Contact Details - please provide your contact details in case we need to speak to you about your Application.

Name of contact person	Contact person's daytime telephone number
	( )

999999999999999999+0000500000-2054+01

St.George Bank Limited
ABN 92 055 513 070
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4519 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4024
Facsimile: 61 3 9473 2500
www.computershare.com

000001 000
Mr AB Sample
123 Sample street
Sampletown 9999

7 February 2008

IMPORTANT NOTICE TO ST.GEORGE BANK SHAREHOLDERS
ABOUT UNEXPECTED OFFERS TO BUY YOUR SHARES

Dear Shareholder

It has come to our attention that St.George Bank Limited (St.George) shareholders may receive an unsolicited offer from a third party to purchase their St.George shares.

Whilst it is not illegal for someone to make an unsolicited offer to buy your shares, it is against the law to mislead or deceive you into accepting an offer. Such offers must comply with strict legal requirements.

Unsolicited offers are often made at a price below the current market value. The offer has to tell you the market value of your shares at the date of the offer and the basis for that value. Shareholders should consider the current market value of St.George shares and the terms of the offer, and seek advice if necessary, before making a decision.

We provide the following information for your assistance if you receive an unsolicited offer:

- The St.George share price is available on the St.George website at www.stgeorge.com.au/shareprice

- The Australian Securities and Investments Commission consumer website FIDO has advice and safety checks for shareholders to protect themselves against unexpected offers at www.fido.gov.au

- To find out if it may be more prudent for shareholders to sell their shares through the Australian Securities Exchange (ASX), details of a licensed stock broker may be obtained from the ASX on 1300 300 279 or via their website at www.asx.com.au/investor/first_time

Yours sincerely,

John Thame
Chairman

st.george

news release

20 February 2008

ST.GEORGE ANNOUNCES CHF 250m MARCH 2010 NOTE ISSUE

St.George Bank Limited (St.George) announces the pricing today of a new Swiss Francs (CHF) 250 million March 2010 Floating Rate Notes, issued off its Euro Note Programme.

The Swiss domestic market is recognized as a "premium" market for high quality credits and this is the first public issue for St.George in the Swiss market, having accessed the market previously for private placements.

The Notes offered a coupon of 3 month Swiss LIBOR plus 0.38% and had a re-offer price of 100%. Settlement date is 10 March 2008 and the Note will mature on 10 March 2010. An application will be made to list the Note on the Swiss Exchange.

UBS Investment Bank acted as arranger and lead manager, with Cantonal Bank of Zurich acting as co-lead manager.

St.George is rated Aa2 by Moody's Investors Services, A+ by Standard & Poor's and A+ by Fitch Ratings. All ratings have a stable outlook.

Ends...

Media contact:

Jeff Sheehan, General Manager Capital Markets, St.George,
Phone: 02 9320 5510, Mobile: 0412 251 194

st.george

news release

21 February 2008

Update on St.George Bank's Operational and Financial Performance prior to the St.George Share Purchase Plan pricing period

On Thursday 21 February 2008 the pricing period for the St.George Share Purchase Plan commences. The following information is made available:

EPS Target
St.George remains on track to meet its EPS growth target of 10 per cent in 2008. St.George reaffirms its target notwithstanding the impact of the increased cost of funding and the current investment markets volatility on the investment portfolio of St.George Insurance Australia Pty Limited (the lender's mortgage insurance subsidiary of the Bank) and our Wealth Management division. This target continues to exclude the impact of hedging and derivatives and assumes a reasonably sound economic environment. This target also assumes no one-off material credit losses.

Business Volumes
Retail deposit balances are experiencing robust growth. Growth for the four months ended 31 January 2008 is 18.1% annualised.

Residential receivables growth for the four months ended 31 January 2008 is 10.1% annualised which has led to continued market share growth in NSW. Nationally, St.George is on track to grow broadly in line with system. St.George expects system growth to be around 10-12% for the full year.

Middle market receivables growth for the four months ended 31 January 2008 is 31% annualised, with a robust pipeline that suggests growth for the full year will be in excess of 25%. Market share in the Middle Market segment is now 9%, up from 8.5% in September 2007 and 5% in September 2002 with around 65% of this growth coming from existing customers. St.George's business lending book continues to be prudently managed with greater than 90% of the book currently secured.

Managed funds balances have fallen during the four months ended 31 January 2008 by 8.8% over the period. While gross inflows have grown at 14% over the period, deteriorating investment markets have impacted overall balance growth.

Capital
Following St.George Bank's recent capital initiatives, the Bank is well capitalised with its Tier 1 capital adequacy ratio currently in excess of 7%. St.George Bank's minimum Tier 1 regulatory capital ratio is 6.25%. This provides capacity to continue the expansion of our lending book. A further review of the Bank's minimum capital adequacy ratio will be undertaken by APRA in 2008 as part of the Bank's transition to Basel II.

Funding and Liquidity
Domestic and global debt markets remain accessible and receptive to St.George issuances, albeit at wider spreads. Since 1 October 2007, St.George has issued $2.3bn of committed term funding. St.George has $2.6bn or 16% of its committed term funding maturing in the next six months. The average weighted maturity of total committed term funding is 28 months. The Bank is operating on the assumption that securitisation markets will remain closed.

The Bank is maintaining higher than normal levels of liquidity, currently around 12%. This will have a neutral impact on earnings but will reduce the reported net interest margin. Excluding this impact margin compression is expected to be in line with previous guidance of around 10bps.

Credit Quality
Credit quality in the retail banking division remains excellent, with the arrears performance strong.

St.George has no exposure to US or domestic sub-prime lending, CDOs or hedge funds.

While overall credit quality in business banking remains strong, St.George Bank continues to carefully monitor its exposure to individual entities. Details of three exposures under particular attention are outlined below:

- **Centro Property Group.** As previously disclosed, St.George has a total exposure of $458m to various Centro Property Group entities. St.George has no exposure to Centro Property Group Pty Ltd. All of these exposures are fully secured, with LVRs between 40%-70%, by direct first mortgages over portfolios of Australian and New Zealand shopping centres. St.George expects to recover its exposure in full.

- **Allco Finance Group.** St.George has a $60m participation in an $850m unsecured syndicated facility. St.George expects to recover its exposure in full.

- **MFS Group.** St.George has a margin loan of $25m secured by MFS Ltd shares and personal guarantees. These shares are currently suspended and recovery of this exposure will be dependent on arrangements with the borrower and the outcome of the current asset sale program/strategic review being undertaken by MFS Ltd.

  St.George also has a facility drawn to $37.5m by MFS Child Care Property Trust. This facility is fully secured and St.George does not expect to incur any loss from this exposure.

No specific provisions have been raised for these exposures. Collective provisioning impacts for these exposures are not material.

Depositary Capital Securities
St.George has previously disclosed to the market the accounting treatment in respect of its dispute with the Australian Taxation Office relating to deductions claimed on subordinated debentures issued as part of its Depositary Capital Securities transaction undertaken in 1998. St.George continues to maintain that the accounting treatment adopted was correct and its auditors concur with this treatment. Since our full year results announcement on 31 October 2007 there have been no further developments. St.George is awaiting a decision from the Federal Court. St.George has adequate capital to allow for the full range of possible outcomes.

Upcoming Market Briefings
On 6 March 2008 St.George is hosting a market briefing detailing the operational and financial performance of its Institutional and Business Banking division. St.George is also presenting at a number of offshore investor conferences during March. Additional updates of St.George's financial and operational performance and current funding status will be released at those times.

St.George Bank's 2008 Interim Results will be announced on 6 May 2008.

Ends…

Media contact:
Jeremy Griffith
Corporate Relations
Tel: (02) 9236 1328 or 0411 259 432

Investor Relations contact:
Sean O'Sullivan
Investor Relations
Tel: (02) 9236 3618 or 0412 139 711

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,477
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 February 2008

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
557,606,975	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,250,000	CPS
4,000,000	CPS II
2,626	Redeemable Preference Borrower Shares
191,025	Redeemable Preference Depositor Shares
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011
45,000	Floating Rate Transferable Deposits due 28 November 2011
15,000	Fixed Rate Transferable Deposits due 28 November 2011

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

+ See chapter 19 for defined terms.

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 21/02/08

Secretary

Print name: Michael Bowan

== == == == ==

st.george

news release

28 February 2008

ST.GEORGE RAISES A$1.08 BILLION OF ONE YEAR TERM FUNDING

St.George Bank Limited (St.George) announces it has priced A$1.08 billion of one year term funding, comprising a new A$930 million March 2009 Floating Rate Transferable Deposits benchmark issue and A$150m of one year Certificates of Deposit.

The issues priced at a re-offer margin of 90 day BBSW plus 45 basis points per annum and will mature on 5 March 2009. Settlement is 5 March 2008 and an application will be made to list the Transferable Deposits on the Australian Securities Exchange. The Transferable Deposits have a minimum parcel size of A$500,000 and are being distributed to non-retail investors. St.George is the sole Lead Manager.

The majority of the paper was placed with domestic investors, with around 8% being placed into Asia.

St.George is rated Aa2 by Moody's Investors Services, A+ by Standard & Poor's and A+ by Fitch Ratings. All ratings have a stable outlook.

Ends...

Media contact:

Jeff Sheehan, General Manager, Capital Markets,
St.George Bank Limited, 02 9320 5510

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

st.george

news release

4 March 2008

St.George Share Purchase Plan

St.George today announced the successful completion of its Share Purchase Plan (***SPP***). Applications from around 19,360 shareholders were received in respect of $85.4 million in application funds.

Each shareholder whose application has been accepted by St.George will be issued the full number of shares they applied for.

The price of the shares is $24.72 per share, being 97.5% of the volume weighted average price of shares sold on the ASX between 21 February and 27 February 2008 (inclusive).

The Chairman of St.George, Mr John Thame, thanked shareholders for their participation in the SPP. "The response to the Share Purchase Plan is pleasing and I would like to thank shareholders for their continuing support of the Bank," said Mr Thame.

On 7 March 2008, St.George will issue approximately 3,454,285 ordinary fully paid shares. It is expected that confirmation statements and refund cheques will be posted to shareholders by 13 March 2008. The new shares will commence trading on the ASX no later than 14 March 2008, and will rank equally with existing ordinary shares and be eligible to participate in all dividends.

If shareholders have any questions about the SPP or their application they should contact the St.George Share Purchase Plan information line on 1800 804 457.

Important notices

This announcement, and the information it contains, does not take into account your investment objectives, financial situation or particular needs. An investment in shares is not a deposit liability of any member of the St.George Group and is not subject to the depositor protection provisions of Australian banking legislation. This announcement is not a prospectus and does not constitute an invitation or offer to subscribe for or buy any shares. This release does not constitute an offer of securities for sale in the United States. Any securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available.

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Investors/Analysts:

Sean O'Sullivan
Investor Relations
02 9236 3618 or 0412 139 711

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	4
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Form 604 – Correction Notice Aurora Buy-Write Income Trust**
Date Sent:	5 March 2008

A reconciliation of Ascalon Capital Management Limited's records has disclosed the "Notice of change of interests of substantial holder – Form 604" lodged with the ASX in respect of Aurora Buy-Write income Trust on 20/12/2007 contained an incomplete description in paragraph 3.

Please find an amended notice attached.

St.George is a co-investor in Ascalon.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ASCALON COMPANIES (Refer Annexure "A")

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 18/12/2007

The previous notice was given to the company on: 15/11/2007

The previous notice was dated: 15/11//2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	158,084	9.78%	120,516	7.46%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
07/12/07	Ascalon Companies	Off market sale	$50,000.00	4,568	4,568
18/12/07	Ascalon Companies	Redemption	$348,958.50	33,000	33,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ascalon Companies	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	120,516	120,516

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Ascalon Capital Managers Limited	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Operations and Services Pty Ltd	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Signature

print name Robert Paul Rogerson capacity Secretary

sign here

date 05/03/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

"A"

This is Annexure "A" of 1 page referred to in Form 604 – Notice of Change of Interests of Substantial Holder, which form is addressed to Aurora Buy-Write Income Trust ARSN 110 303 430.

Details of the "Ascalon Companies" (for the purposes of paragraph 1 of Form 604):

Name	ACN / ARSN (as applicable)	Address
Ascalon Operations and Services Pty Ltd as trustee of Ascalon Funds (Seed Pool) Trust	095 283 186	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Capital Managers Limited related body corporate of Ascalon Operations and Services Pty Ltd	093 660 523	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Print Name: Robert Paul Rogerson

Capacity: Secretary

Date of Signing: 5 March 2008

st.george™

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	3
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Form 604 – Correction Notice** **Aurora Buy-Write Income Trust**
Date Sent:	5 March 2008

The "Notice of change of interests of substantial holder – Form 604" lodged with the ASX in respect of Aurora Buy-Write income Trust on 20/12/2007 contained an incomplete description in paragraph 3.

St.George provides an amended notice attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ST.GEORGE BANK LIMITED
ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on: 18/12/2007

The previous notice was given to the company on: 15/11/2007

The previous notice was dated: 15/11/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	158,084	9.78%	120,516	7.46%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
07/12/07	St.George Bank Limited	Off market sale	$50,000.00	4,568	4,568
18/12/07	St.George Bank Limited	Redemption	$348,958.50	33,000	33,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
St.George Bank Limited	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	120,516	120,516

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Company Secretary

sign here [signature] date 05/03/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ASCALON COMPANIES (Refer Annexure "A")
ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 03/03/2008

The previous notice was given to the company on: 20/12/2007

The previous notice was dated: 18/12/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	120,516	7.46%	104,516	6.55%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
03/03/08	Ascalon Companies	Redemption	$146,094.40	16,000	16,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ascalon Companies	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	104,516	104,516

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Ascalon Capital Managers Limited	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Operations and Services Pty Ltd	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Signature

print name Robert Paul Rogerson capacity Secretary

sign here

date 05/03/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a ccrporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

"A"

This is Annexure "A" of 1 page referred to in Form 604 – Notice of Change of Interests of Substantial Holder, which form is addressed to Aurora Buy-Write Income Trust ARSN 110 303 430.

Details of the "Ascalon Companies" (for the purposes of paragraph 1 of Form 604):

Name	ACN / ARSN (as applicable)	Address
Ascalon Operations and Services Pty Ltd as trustee of Ascalon Funds (Seed Pool) Trust	095 283 186	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Capital Managers Limited related body corporate of Ascalon Operations and Services Pty Ltd	093 660 523	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Print Name: Robert Paul Rogerson

Capacity: Secretary

Date of Signing: 5 March 2008

.. R 21 P 1:25

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AURORA BUY-WRITE INCOME TRUST

ACN/ARSN: 110 303 430

1. Details of substantial holder(1)

Name: ST.GEORGE BANK LIMITED
ACN/ARSN (if applicable): 055 513 070

There was a change in the interests of the substantial holder on: 03/03/2008

The previous notice was given to the company on: 20/12/2007

The previous notice was dated: 18/12/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Units – Fully Paid	120,516	7.46%	104,516	6.55%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
03/03/08	St.George Bank Limited	Redemption	$146,094.40	16,000	16,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	St.George Bank Limited	RBC Dexia Investor Services Australia Nominees Pty Ltd		Ordinary Units – Fully Paid	104,516	104,516

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
St.George Bank Limited	4-16 Montgomery Street, Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Company Secretary

sign here [signature] date 05/03/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.



Institutional & Business Bank Market Update

6 March 2008

Paul Fegan
Managing Director & CEO

Greg Bartlett
Group Executive

st.george
Institutional & Business Bank

Agenda

- Group Update
  Paul Fegan
  CEO & Managing Director



st.george

3

Themes effecting St.George FY08 earnings profile

- Strong volume growth in deposits, mortgages and business lending
- Wealth FUM impacted by deteriorating investment markets
- Overall credit quality strong with arrears performance particularly solid
- Reported margin impacted by higher levels of liquidity, underlying margin contraction expected to be around 10bps including the impact of higher funding costs
- Product repricing to have a full run rate period impact in 2H08
- Effective tax rate to benefit from Capital Gains Tax recoveries and other tax credits
- Disciplined approach to costs
- FY08 investment agenda maintained
- Strong capital base to support continued robust level of business growth
- Funding requirements on track

st.george

4

Optimising the capital equation



Tier 1 capital
%
8.5
7.5
6.5
5.5
6.7
Earnings growth & 1H07 dividend
0.1
0.4
AIFRS adjustments
Placement
1.2
0.6
Cancel under writing 2H07 DRP
CPSII hybrid
0.6
0.5
Growth in RWA
7.1
Share Purchase Plan**
0.1
Sep-07
Jan-08

- Tier 1 capital currently >7%*
- Lower Tier 1 minimum of 6.25% agreed by APRA in Dec-07
- Factors impacting 2009 capital requirements include:
  - 1 Jan-09 Basel II accreditation^
  - Growth in risk weighted assets
  - State of securitisation markets
  - DRP participation rate

Sufficient capital to meet FY08 requirements and beyond

*As at 29 Feb 08. **Share Purchase Plan to be completed in Mar-08. ^Accreditation subject to APRA approval

st.george

5

Credit quality remains robust

Net impaired assets/net receivables*



bps
50
25
0
Average of the 4 majors
St.George
14
5
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07

- Credit quality in retail division remains excellent, with the arrears performance strong
- Overall credit quality in business banking remains strong, exposures to individual entities are being closely monitored
- No exposures to:
  - US or domestic sub-prime lending
  - CDOs
  - hedge funds
- Group remains appropriately provisioned for existing market conditions

Bad and doubtful debts 0.18% of average total receivables

*Sep-03 onwards includes securitisation and bill acceptances

st.george

6

In conclusion

- Robust growth across all businesses continues
- We are actively managing the businesses to counter headwinds through:
  - Product repricing
  - Prudent cost disciplines
  - Focused reinvestment
  - Superior service offerings delivering market share gains
- An experienced management team is in place with further strengthening to be announced soon
- Sufficient capital in place to support business growth
- Overall credit quality remains solid
- Funding requirements on track
- Franchise is well diversified, solely domestically focused, growing and of high quality

10% EPS growth guidance is reaffirmed*

*Targets exclude impact of hedging and derivatives and assumes a reasonably sound economic environment and no one-off material credit losses

st.george



Institutional & Business Bank Market Update

6 March 2008

Paul Fegan
Managing Director & CEO

Greg Bartlett
Group Executive

st.george
Institutional & Business Bank

Agenda



- [illegible]
  Paul Fegan
  CEO & Managing Director
- **Institutional & Business Bank Overview**
  Greg Bartlett
  Group Executive
- IBS Sales & Distribution
  Greg Kenny, General Manager
  Sales & Distribution
- Anthony Palmer, General Manager
  Product & Commercial Businesses
- Capital Markets & Funding
  Jeff Sheehan, General Manager
  Capital Markets
- Closing Comments
  Greg Bartlett
  Group Executive
- [illegible]

st.george
Institutional & Business Bank

A snapshot of Institutional & Business Bank

People	Circa 1300 staff	
Business Lines	Sales & Distribution:	Corporate & Key, Business Customers, Specialist Sales
	Institutional & Financial Markets:	Treasury & Financial Markets
	Capital Markets & Group Securitisation:	Funding and securitisation
	Product & Commercial Businesses:	Product Management, Marketing & Automotive Finance
	Risk Management & Compliance:	Risk Management
	Business Support Services:	Finance, Operations & IT
Presence	National presence with 33 dedicated points of representation	
Customers	16,000 customers	
Book Size	Assets $30bn Liabilities: $14bn	

st.george

10

IBB is a key contributor to the St.George group

Segmental earnings



Wealth Management 12%
BankSA 14%
Retail Bank

- Contributes 28% to FY07 group earnings
- Revenues up 64% to $775M from September 2001
- Total commercial receivables have nearly trebled from $10bn in FY01 to $30bn in FY07

Growth engine for the group

st.george

IBB is a portfolio of businesses

Distribution

- Sales & Distribution
- Institutional & Financial Markets
- Auto Finance
- Capital Markets

Product

- Product & Marketing

Operations & Support

- Business Support Services
- Risk Management & Compliance
- Best Business Bank Technology Programme
- Human Resources

st.george

National representation and growing


4
7
3
13
1
5

Business banking centres

New South Wales
- Market St
- Chatley
- Bankstown
- Chatswood
- North Sydney
- Parramatta
- Wetherill Park
- Newcastle
- Gosford
- Kogarah
- Wollongong
- Liverpool
- Penrith

Queensland
- Brisbane
- Gold Coast
- Cairns
- Townsville

ACT
- Canberra

Western Australia
- Perth
- Fremantle
- Kewdale
- Osborne Park
- Bunbury
- Mandurah
- Joondalup

Victoria
- Melbourne
- Dandenong
- Preston
- Moorabbin
- Belwyn

South Australia
- Adelaide
- Norwood
- Mile End

IBB continues to invest in national expansion in 2008

st.george

13

A leader in business banking, 8 years after inception

WINNER
Best Business Bank

ABF AWARDS 2007

WINNER
Best Commercial Bank

2007 ASIAMONEY POLLS

WINNER
Service Excellence Recognition

JPMorgan

WINNER
Business Bank of the Year

Money

WINNER
Business Banking Website of the Year

PERSONAL investor

WINNER
Best Business Bank

CFO FINANCIAL REVIEW

st.george

14

Our vision

To be Australia's most respected business bank known for outstanding customer advocacy

We continue to implement the proven formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

st.george

Engaged people



Staff Engagement
3.9
8.2
FY05
FY06
FY07



Staff Numbers
1400
1200
1000
800
600
400
200
0
FY01
FY02
FY03
FY04
FY05
FY06
FY07

Market leading staff engagement ratio of 8.2 to 1

st.george

Great customer experience



Overall Service Satisfaction - Commercial Segment*
Jan 05
Jul 05
Jan 06
Jul 06
Jan 07
Jul 07

Ahead of all major banks on overall service

*East & Partners

st.george

17

Great customer experience

Relationship management



Average of four majors
St.George
100
90
80
70
60
50
40
30
20
10
0
58
71
39
Overall Customer Satisfaction*
Business Sentiment**
Propensity to acquire next product*

Customer advocacy*

- 51% of St.George customers would "definitely recommend" their bank
- 29% of major bank customers would

Expected churn**

- 0% of St.George customers are considering changing banks in the next 6 months
- 17% of major bank customers are considering changing

Ahead of all major banks on Middle Market service

*Source: Jones Donald Customer Satisfaction Survey Sep-07
Jones Donald Competitor Satisfaction Survey Sep-07
**East & Partners - Australian Commercial Transaction Banking Markets Survey Aug-07

st.george

18

Superior financial results

- Strong profit growth
- Market leading cost to income ratio driven through efficiency
- Primarily middle market focused



NPBT
$m
600
500
400
300
200
100
0
FY05
FY06
FY07



Cost to Income Ratio
%
50
45
40
35
30
25
20
15
10
5
0
FY05
FY06
FY07



Middle Market Receivables growth
$bn
25
20
15
10
5
0
FY01
FY02
FY03
FY04
FY05
FY06
FY07

st.george

Superior financial results

- Robust growth in commercial assets
- Significant increase in market share performance
- Sector leading asset quality

Commercial Asset growth


$m
30,000
25,000
20,000
15,000
10,000
5,000
0
27,000
2000
2001
2002
2003
2004
2005
2006
2007

Market share assets^


%
9.0
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Dec-07

Impaired assets/total receivables*


%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
0.14
FY04
FY05
FY06
FY07

^St.George Market Share of Middle Market assets including BSA

* Includes BSA

st.george

Institutional & Business Bank

IBB focus for 2008

- Twice system growth in middle market, ie. >25%
- Maintain superior credit quality
- Continue to diversify income by geography, industry and segment
- Maintain and grow diversified funding sources in challenging markets

st.george

Institutional & Business Bank

21

Agenda

- [illegible]
- [illegible] Business Bank [illegible]
- **IBB Sales & Distribution**
  Greg Kenny, General Manager
  Sales & Distribution
- [illegible] General Manager [illegible]
- [illegible] General Manager [illegible]
- [illegible]
- [illegible]



st.george

22

Areas of focus

1. Strong track record of growth and delivery – Greg Kenny

2. A broader and more diversified business – Greg Kenny

3. Customer-centric capabilities – Anthony Poiner

4. Momentum and room to continue high growth – Anthony Poiner

st.george

Business overview



Regional Distribution
Corporate & Key
Business Customers
Auto Finance Dealers
Intermediary Businesses
Specialists
Industry Leaders
Corporate Treasury Sales
Working Capital Services
Structured & Acquisition Finance
Product
Lending
Deposits
Investment
Transactional & Cashflow
Treasury & Risk
Segment Solution & Packages
Marketing, Credit, Operations, Risk & Strategic Support

st.george

Strong balance sheet growth



Asset growth
bn
25
20
15
10
5
0
17%
21%
25%



Liability growth
bn
12
10
8
6
4
2
0
20%
40%

Strong growth in lending delivering above-budget income from Assets

Exceptional deposits growth together with steady margins have also ensured above-budget income received from Liabilities

Note : Data excludes BSA and Auto Finance

st.george

More customers and more business with existing ones

Relationship managed customers


No. of customers
17,000
14,000
11,000
8,000
10,607
15,139

Products per customer


No. of products
7.2
7.7

23% annualised growth in new customers*

Deepening of relationships with existing customers

Note: KARM = Key Account Relationship Management
* 23% growth since Sep-07 excluding BSA

st.george

High growth in empowered frontline sales staff and specialists

Growth in people


1,000
800
600
400
200
0
478
866
Sales & Relationship
Specialists
Credit & Support
Sep-04
Jan-08

Local relationship teams

- Empowered regions (P&L accountability)
- Low ratio of customers to relationship managers
- Continuity of relationships
- Flat structure
- Credit embedded in regions

Specialisation

- Industry specialists embedded in the regions
- Access to centralised product & marketing team
- Access to deal capabilities
  - Transactional, including electronic banking, payment solutions, cash pickups & merchant
  - Treasury, including interest rate risk management, foreign exchange
  - Wealth, including corporate superannuation, financial planning, private banking
  - Trade, equipment finance, cashflow finance

KARM – Key Account Relationship Management philosophy embedded across IBB in 2000

Note : FTE excludes BSA
Sep-04 FTE excludes Scottish Pacific Factoring business which was sold in Sep-07

st.george

Productivity and efficiency focus continues

Productivity



Assets / Sales FTE
Liabs / Sales FTE
FY04
FY05
FY06
FY07
YTD FY08

Efficiency



FTE
Cost to Income
FTE (LHS)
Cost to Income (RHS)
FY04
FY05
FY06
FY07

Market leading cost to income ratio delivering highly productive growth

Note : Data excludes BSA

st.george

Strong credit disciplines

Impairments continue at very low levels



Impairments
Impairments / Assets
0.3%
0.2
0.1
0.0
30
20
10
0
Sep-04
Sep-05
Sep-06
Sep-07

Credit Disciplines

- Local representation embedded in regions with delegations to $20m
- Transactions outside local Delegated Risk Authorities escalated to Group Credit
- Management Credit Committee approval for sign-off above $75m for highest rated customers, $40m for lower rated customers
- Board Risk Management Committee approval for sign-off over $100m for highest rated customers, $50m for lower rated customers
- >90% of the portfolio is secured
- >80% secured by property
- 87% of the portfolio risk reviewed over the last 12 months
- Continuation of proactive credit inspections with 90% of the regions inspected in the last 12 months

Impaired Assets/total middle market receivables to Feb 08 remains excellent at 0.11%

Note : Data excludes BSA

st.george

High balance sheet growth coupled with disciplined margin management delivers strong results

Growth in key metrics*

	2007
Assets	25%
Liabilities	40%
Revenue	15%
NPBT	20%

- Continuation of strong growth in lending
- Exceptional growth in commercial deposits
- Pricing disciplines will ensure continued delivery of strong profit results

Note: Data excludes BSA
* Growth in key commercial metrics

st.george

Areas of focus

1. Strong track record of growth and delivery – Greg Kenny
2. A broader and more diversified business – Greg Kenny
3. Customer-centric capabilities – Anthony Poiner
4. Momentum and room to continue high growth – Anthony Poiner

st.george

31

A significant and diversified business

Balance sheet growth by state^



$50B
40
30
20
10
0
22.0B
44.0B
% portfolio
SA NT
WA
VIC
NSW ACT
Sep-04
Jan-08

Balance sheet growth by industry^



$50B
40
30
20
10
0
22.0B
44.0B
% portfolio
Other
NSW
Property Const
Sep-04
Jan-08

Target industries are professionals, manufacturing and wholesale, health, accommodation and property

^ Includes BSA commercial businesses

st.george

32

We have grown with our customers

Loan size $m	Sept 04 Proportion of balances	Jan-08 Proportion of balances
<1	19%	11%
1 – 5	31%	22%
5 – 10	17%	13%
10 – 20	15%	13%
20 – 50	13%	20%
50-100	5%	13%
100-150	0%	6%
150-200	0%	2%
>200	0%	0%
Total	100%	100%

- 60% of the large customers have been with us since 2004
- 79% of the total portfolio balances are <$50m
- 90% of business >$50m is in target industries
- Average new transaction size is circa $6m
- Two customers with limits between $200m and $250m
- Four groups with exposures in aggregate above $200m

68% of new business is sourced from existing customers

Note: Asset figures include IBB and BSA commercial balances

st.george

Property exposure by state

Percentage of total commercial exposures

State	<$40M		>$40M	
	C&D	Inv	C&D	Inv
NSW / ACT	4.2%	13.8%	1.5%	5.0%
QLD	0.8%	1.8%	0.6%	2.1%
VIC	0.7%	2.7%	0.3%	1.4%
WA	0.8%	4.2%	0.2%	1.7%
SA / NT	1.1%	5.9%	0.5%	0.4%
TOTAL	7.5%	28.4%	3.0%	10.7%

- Overall property exposure less than 40%
- Highest concentration is smaller investments in NSW
- Construction and development exposure >$10M represents 6.7% of the total commercial book with average LVR at 66%
- Construction and development portfolio is spread over 85 different builders
- Total listed property trust exposure is ~$2bn with an average loan to value ratio of <65% (maximum 70%)

Property exposures well diversified

Note: Asset balances include IBB and BSA commercial balances
C&D = Construction & Development
Inv = Investment

st.george

Diversification by channel

Syndications
- Significant growth in existing customers' businesses
- Leveraging increased people expertise
- Focus on smaller syndicate groups where opportunities exists for direct relationship
- Syndication exposure is less than 10% of commercial balance sheet
- 90% of exposure is within target industries

Institutional Property
- Building on core strength of property
- Diversifying into more sophisticated markets with premium returns
- Security focus on underlying assets

Acquisition Finance
- Supports existing customers by providing sophisticated debt solutions for acquisition and expansion
- Since formed in 2000, has provided over $2bn in lending solutions for customers

st.george

Diversification by channel

Intermediary Channel	• Value proposition based on relationship and service to both the introducer and their customers • Accreditation is offered to select members of aggregator groups and specialist commercial brokers • Centralised co-ordination of referrer relationships, business development strategy and channel management • Focused on quality profitable new business, rather than quantity • Currently accounts for circa 10% of new commercial portfolio introductions
Working Capital Services	• Focused on high growth working capital products • Key business streams - transactional, trade, equipment and cashflow financing • Deepening existing relationships and broadening new business

st.george
Institutional & Business Bank

Agenda

- [illegible]
  [illegible]
  CEO & M[illegible] Director
- Institutional & Business Bank Overview
  Craig Bartlett
  Group Executive
- IBB Sales & Distribution
  Greg Kenny, General Manager
  Sales & Distribution
- **Anthony Poiner, General Manager**
  Product & Commercial Businesses
- Capital Markets & Funding
  [illegible], General Manager
  Capital Markets
- Closing Comments
  Craig Bartlett
  Group Executive
- [illegible]



st.george
Institutional & Business Bank

37

Areas of focus

1. Strong track record of growth and delivery – Greg Kenny
2. A broader and more diversified business – Greg Kenny
3. Customer-centric capabilities – Anthony Poiner
4. Momentum and room to continue high growth – Anthony Poiner

st.george

38

Full range of highly rated products

Transactional solutions	• Ranked No.1 for integrated e-banking, cash management, receivables and payables, and call accounts • Ranked 'best bank overall' for transactional product satisfaction • Our key focus is becoming MFI
Borrowing	• Ranked No.1 for commercial bills, term lending, commercial paper • Our customers are the most satisfied in the market when it comes to Relationship Manager attributes
Working Capital	• Ranked No.1 for overdraft facilities, invoice discounting • Working capital management is a priority for business
Risk Management/ Treasury	• Ranked above market for interest rate risk management and foreign exchange • Our customers are the most satisfied in the market with our relationship management, loyalty to the relationship and customer support • Competitors here include the majors but also global banks playing in this market

Source: East & Partners: Australian Commercial Transaction Banking Markets Report, August 2007; Australian Commercial Treasury Banking Markets Report, July 2007; Australian Working Capital and Receivables Funding Markets Report, September 2007

st.george

Delivering superior service across the range of customer needs

Medium size business ratings


Access to specialists
Banker expertise
Understands business
Sound banking advice
Product range
Pricing competitively
Online banking
Offering flexibility
Quick response
Banker service
Recognition
115%
100%
85%
Market average
St.George Rating

- Rigorous recruitment and promotion criteria
- Low number of customers to relationship managers by industry standard
- Continuity of relationships maintained through team approach
- Consistent adherence to proven high touch relationship model

Source: TNS, 12 months to January 2007

st.george Institutional & Business Bank

Specialist sales teams

Industry	• Property • Manufacturing & Wholesale • Health & Aged Care • Professionals • Pubs & Accommodation
Treasury	• Treasury Sales - Regionally based - Treasury desk
Working Capital Services	• Transaction banking • Cash flow finance • Equipment finance • Trade finance
Wealth	• Corporate super • Private banking • Financial planning

st.george Institutional & Business Bank

41

Building capability – Working Capital Services

Building capability


FTE
140
105
70
35
0
68
121
Apr-06
Tran Bank
Equip Fin
Trade Fin
Cash flow
Jan-08

Early Gains


Market Share*
8%
6
4
2
0
Cashflow
Tran Bank
Equip Fin
Trade Fin
Sep-05
Sep-06
Sep-07
Sep-08 Fcst.

Strong Revenue Growth

Revenue Growth	2006	2007	2008 Forecast
Trans. Banking	16.7%	30.6%	29.2%
Cashflow	23.6%	24.7%	20.3%
Equip. Finance	7.5%	8.2%	36.8%
Trade Finance	-2.0%	30.4%	29.3%
Total	17.0%	27.5%	29.2%

- Delivering broader business banking capability
- Located with frontline
- Supports geographic growth

- Positive market growth
- Further market share upside
- Strong and growing customer experience

- High growth forecast across all products for 2008
- Continued revenue growth
- Supports industry and revenue diversification

Source: Transaction Banking – East & Partners, Equipment Finance – AELA, Trade Finance – East & Partners, Cashflow – IFD

(Sept 07 – Sept 08 forecast represents St.George management estimates)

* Market shares based on no. of clients, except equipment finance which is based on share of new business

st.george

42

Strong pricing disciplines

Product Margins


Margins (Index)
105%
100%
-2%
2%
3%
-1%
-1%
102%
Sep-07
Asset COF
Deposit COF
Pricing initiatives
Large Deals
Product Mix
Jan-08

- Opportunity to improve asset pricing and offer higher rates on selected liabilities due to increased funding costs
- Multiple pricing strategies are in place
- Increase in bank bill rates (>60% of asset book) passes directly to customers

New business margins are stronger

st.george

Note : Data excludes BSA, COF = Cost of Funds

Areas of focus

1. Strong track record of growth and delivery – Greg Kenny

2. A broader and more diversified business – Greg Kenny

3. Customer-centric capabilities – Anthony Poiner

4. Momentum and room to continue high growth – Anthony Poiner

st.george Institutional & Business Bank

Structured and Acquisition Finance established to meet sophisticated needs

Customer needs

- High growth customers
- Specialist finance requirements
  - Project/construction finance
  - Acquisition and term finance
  - Wholesale receivables funding
  - Secured property wholesale funding
  - Bridge finance
  - Leveraged finance
  - Cashflow lending structures

Sophisticated capabilities

- National team of experts
- Regional and national clients
  - Managers with > 10 years' experience coming from professions such as
    - Valuers, lawyers, financial market experts, chartered accountants, fund managers
  - Up-to-date understanding of market and structures
  - Complex quantitative financial analysis
  - Specialist credit and compliance capabilities embedded

Central team assembled in 2000 has grown to >30 staff today

st.george Institutional & Business Bank

Acquisition Finance example

Healthcare Distribution Co.

- Private business of distributing over the counter products to pharmacy and grocery channels

Growing with the customer


$200M
150
100
50
0
Turnover
Bank Exposure
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Customer strategy and needs

- Purchase under performing brands from multinationals and reinvigorate marketing and rebuild brand sales
- Make multiple acquisitions secured by the cash flow generated from the 'brand value' or 'brand goodwill'
- Debt structure required a cash flow lending focus as opposed to a traditional asset backed debt facility

St.George solution

- Provided brand by brand acquisition finance supported by strong cash flows.
- Initial acquisition property secured until growth model proven
- Restructured total debt facilities to a non property recourse corporate lending structure that was secured against the cash flows of the business
- Leveraged working capital finance to provide additional support for each acquisition

St.George earnings up >50 times

st.george

Institutional Property example

Direct Property Co.

- Invest in commercial property and development of brownfields

Growing with the customer


$1,400M
1,050
700
350
0
FUM
Bank Exposure
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Customer strategy and needs

- Commenced as closed offer for investors with 2-3 projects per year
- Extended into commercial asset investment and holding
- Listed upon achieving critical scale
- Requires wholesale finance at secured head level

St.George solution

- Project/asset specific finance 1998
- Funding of multiple non-aggregated facilities
- Wholesale finance of fund including debt underwriting and development cashflow finance

St.George earnings up >50 times

st.george

Strong momentum and room to grow

Balance sheet growth

- New customer acquisition
- Continue growing at 2x market (assets)
- Maintain high growth in liabilities
- Focus on target industries
- 'Core' and interstate geographies

Grow with customers

- Continue increasing products per customer at 1 more product every 2 years
- Increased borrowings
- Matching sophisticated range of needs

Productivity & efficiency

- Best Business Bank Technology investment
- Continued productivity improvements
- Maintain market leading cost to income ratio

st.george

Agenda

- Group Update
  Paul Fegan
  CEO & Managing Director
- Institutional & Business Bank Overview
  Greg Bartlett
  Group Executive
- IBB Sales & Distribution
  [illegible], General Manager
  Sales & Distribution
- [illegible], General Manager
  Products & Commercial Businesses
- **Capital Markets & Funding**
  Jeff Sheehan, General Manager
  Capital Markets
- Closing Comments
  Greg Bartlett
  Group Executive
- Questions & Answers



st.george

Areas of focus

1. Diversification of funding sources

2. Current market scenario

3. St.George strategic positioning and responses

4. Outlook

st.george

Positioned to fund growth

- A strong retail and business deposit base, complemented by a diversified wholesale funding platform
- 18.1%* growth in retail and business deposit balances to Jan 08
- St.George is attractive for debt investors:
  - No US or domestic sub-prime or hedge fund exposure
  - Low risk, domestically-focused organic growth strategy
  - Superior asset quality, strong financial performance and solid capital position
- Active marketing and communication strategies over the last 23 years have ensured global investors are supportive of St.George issues
- Highly skilled and experienced funding team across a range of wholesale funding and securitisation markets

FY08 growth in retail deposits matching growth in retail assets

*annualised YTD Jan 08

st.george

Well established funding base

Total funding by source
as at Jan 2008

	$bn
Retail	50.7
Short term wholesale	28.8
Long term wholesale**	14.9
Securitisation^	17.4
Subordinated debt**	1.9
Preference shares	0.7
Total	114.4

- **Strong base of retail deposits accounting for:**
  - 64% of all retail lending*
  - 52% of total funding excluding securitised assets
  - 44% of total funding including securitised assets
- **Securitisation accounts for 14.4% of total funding and lowers the current balance of unsecured wholesale funding**
- **Term funding and securitisation is 54% of total wholesale funding – reduces NIM impact in the short term**

Committed funding including locked-in securitisation reduces near term funding requirement and repricing pressure on Net Interest Margin

*Including securitised assets
^Including circa A$1.8bn of asset backed conduit funding
Source: St.George data as at 31 Jan 2008
**Together referred to as 'term funding'

st.george

Strong and diverse sources of funding

- Proven ability to deal in a range of international markets and currencies
- Long standing pursuit of investor diversification and active investor communication strategy

Strong access to domestic investor base through Bank Bills and NCD's – growing offshore demand


North America 6%
Asia 3%
Europe 20%
Australia 71%

Origin of short term investors

Strong credit profile in international markets, with depth and diversity in markets and investors


North America 4%
Asia
Europe
Australia

Origin of medium term investors

st.george

Source: St.George data as at 29 Feb 2008

Long-established global funding program

Euro Market - London
EUR 15,000,000,000 Euro Note Program
Established in 1996

Asia / Euro Market - Hong Kong Based
USD 8,000,000,000 Debt Instrument Program
Established in 1991

US Market
USD 3,000,000,000 Commercial Paper Program
Established in 2004

Australian Market
St.George Issuance Program
Established in 1998

Global Securitisation
Crusade RMBS/ABS Program
Established 1997



Establishing in 2008:
- US Rule 144a program
- Japanese Samurai program

st.george

Diversity by tenor

Term Funding Maturity Profile


$m
Subordinated
Senior
4
3
2
1
0

- Committed term funding represents 36% of total unsecured wholesale funding
- Funding policy minimum for committed term funding is 30%
- Average weighted maturity of committed funding is 26 months
- Maturities over the next 12 months are less than 23% of the portfolio

Maturities over the next 6 months are less than 15% of the portfolio

* Source: St.George data as at 29 February 2008, callable subordinated debt is aged based on the first call date

st.george

55

Areas of focus

1. Diversification of funding sources

2. Current market scenario

3. St.George strategic positioning and responses

4. Outlook

st.george

56

Current market scenario

- Ongoing dislocation in international market reducing issuance volumes
- Global mortgage-backed securities market access substantially reduced for all banks
- St.George is assuming in its plan that no securitisation issues occur
- Short-term funding remains open, robust, readily accessible in substantial volumes
- Cash to 90 day differential impacted by both interest rate outlook and increased demand
- Increased investor discernment between risk ratings of borrowers
- St.George expects to benefit from increased investor risk discernment due to underlying quality of assets and businesses

st.george

Market disruption impacting cost of funds

Cash/90 day differential


bps
100
80
60
40
20
0
65

Short and Medium Term Curves Widening


120
90
45

Market conditions increasingly challenging

* Source: Internal, funding management heads

st.george

Higher cost of funds

- Total additional expense to the group from higher funding cost is circa $30m for 1H08
- Mitigants include:
  - Stronger growth in retail and commercial deposits
  - Increased spread on retail deposits
  - >60% of business customers priced relative to bank bill rates
  - Active management of asset product spreads
  - Specific hedging of cash/90 day risk

st.george

Areas of focus

1. Diversification of funding sources

2. Current market scenario

3. St.George strategic positioning and responses

4. Outlook

st.george

Strategic responses to current market conditions

Short term funding

- Balance growth through short term funding of $3.6bn* since Sept 2007
- Lengthened tenor from 44 days in July-07 to 69 days
- Maintaining increased liquidity
- USCP investor roadshow – increasing investor limits

Medium term funding

- Issuance into term markets of $4.1bn since Sept 2007
- Strategic decision to focus on shorter tenor, greater frequency for term issuance and private placement transactions
- Developing new capacity in the US and Japan
- Investor communication stepped up across Australia, Europe and Asia

Increasing flexibility and diversity to counter challenging market conditions

* As at 31 January 2008

st.george

St.George term funding raisings ahead of schedule

Term issuance above planned growth and redemptions


$ bn
9
8
7
6
5
4
3
2
1
0
Issues (cumulative)
Redemptions and planned term growth
8.0
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08

FY08 Committed Funding Schedule

Maturing debt	$3bn
Funding additional growth*	$5bn
FY08 total funding requirement	$8bn
Issued to date	$4.1bn
Remaining funding required	$3.9bn

$8bn requirement reduced from original FY08 plan target of $10bn due to above plan growth in retail deposits and impact of free funds from recent equity raisings

Over 50% of planned funding achieved YTD

st.george
Institutional & Business Bank

* includes growth previously funded by securitisation

Higher levels of liquidity management

- Focus on:
  - Access to funding in a range of market conditions
  - Maintaining a core holding of high quality, readily liquefiable assets
  - Ensuring ample cash surplus above forecast and stress scenario requirements
- Liquidity ratio increased to 12% or $13bn – well above the APRA agreed minimum ratio of 8%
- 86% of liquid assets are RBA Repo Eligible
- Changes to RBA repo eligible criteria, including acceptance of RMBS, increased St.George's RBA repo eligible liquidity holdings from 70% to 86%
- Consistent communication with APRA and RBA on market conditions

Liquidity ratio is expected to be maintained at 11-12%

st.george
Institutional & Business Bank

63

Areas of focus

1. Diversification of funding sources
2. Current market scenario
3. St.George strategic positioning and responses
4. Outlook

st.george

64

Looking forward – broader funding platform

Funding diversity	• Establish new debt programs • Continue diversification in funding through currency, tenor, markets • Maintain and diversify securitisation capability
Investor communication	• Update existing investor relationships on St.George's strong credit fundamentals and funding plans • Target new investors through briefings in new markets
Regulator	• Maintain on-going communication with regulators
Prudent maturity profile	• Maintain prudent maturity profile and lengthen short term maturities

st.george

Agenda

- Group Update
  [illegible]
  [illegible] Managing Director
- Institutional & Business Bank Overview
  Greg Bartlett
  Group Executive
- IBG Sales & Distribution
  [illegible] General Manager
  [illegible]
- [illegible] General Manager
  [illegible] Businesses
- [illegible] Funding
  [illegible] General Manager
  [illegible] Markets
- **Closing Comments**
  Greg Bartlett
  Group Executive
- Questions & Answers



st.george
Institutional & Business Bank

IBB positioning for 2008

- **Strong growth outlook**
- **Superior credit quality**
- **Proven funding capability**



st.george
Institutional & Business Bank



Institutional & Business Bank Market Update

6 March 2008

Questions & Answers

st.george

Institutional & Business Bank



Institutional & Business Bank Market Update

6 March 2008

Appendix

st.george

Institutional & Business Bank

Agenda

1. Evolution of Institutional & Business Bank

2. Key areas of focus
- People
- Customers
- Best Business Bank Technology program
- Strategic Priorities

3. Key areas of interest
- Institutional & Financial Markets
- Property construction policy
- Syndicated lending exposure
- Specific provisions
- Collective provisioning
- FY08 term issuances
- Crusade CP No. 1 - asset backed commercial paper conduit
- Automotive finance
- Centro

4. Economy
- NSW economy
- National economy

Evolution of Institutional & Business Bank

1999
- IBB created though the merger of Commercial and Group Treasury & Capital Markets in Nov 1999
- Relationship banking model identified as our key differentiator
- $2.5bn in assets

2000
- Key Account Relationship Management (KARM) strategy introduced
- BEST BANK Program begins

2001
- Corporate and Business Bank established
- Customer satisfaction measure and prioritised
- $7.6bn assets

2002
- Business Banking Online launched
- 3 products per customer
- Corporate & Key customer segment formed
- Staff satisfaction 3.69

2003
- Advocacy is the new customer measure
- 902 staff
- Expanded into Victoria

Evolution of Institutional & Business Bank

2004	• Business Bank of the Year: CFO Magazine • Best Business Banking Website: Personal Investor Magazine • BEST BUSINESS BANK Program begins • 6 industry segments named
2005	• New front line support model rolled out • Express saver launched • Product specialist deployed in regions • $15.3bn assets • 4.6 products per customer • Expanded presence now into Queensland
2006	• Further interstate expansion • $24.5bn in assets • Increased focus on Working Capital Services solutions
2007	• Expanded operations in Western Australia • Named "Best Business Bank" by Australian Banking & Finance Magazine

st.george

Agenda

1. Evolution of Institutional & Business Bank

2. Key areas of focus
   - People
   - Customers
   - Best Business Bank Technology program
   - Strategic Priorities

3. Key areas of Interest
   - Institutional & Financial Markets
   - Property construction policy
   - Syndicated lending exposure
   - Specific provisions
   - Collective provisioning
   - FY08 term issuances
   - Crusade CP No. 1 - asset backed commercial paper conduit
   - Automotive finance
   - Centro

4. Economy
   - NSW economy
   - National economy

st.george

73

People are a key focus

Right people, right roles	Rigorous recruitment and selection process ensuring optimal fit in skill, attitude and culture.
On Boarding	Rapid progression to productivity through the enhancement of the on-boarding experience for all staff.
Talent Management	Increasing capability at all levels through the identification, development and retention of key talent
Career Development Framework	Build internal pipeline of talent for key relationship management roles through rigorous development frameworks
Sales Leadership	Implement effective sales leadership to support our high touch relationship banking model

st.george

74

Valuing and investing in our people

2007 HR Awards

Winner
Employer of Choice ***

Winner
Excellence in People Management^

Winner
Innovation in Phased Retirement^

Winner
Best In-house Recruitment Team**

Winner
National Gold Award Flexible and Family Friendly*

Winner
Innovation in Recruitment and Retention***

Investment through training

- Ascent – middle management leadership
- Lead – senior management leadership
- HIPEC – Developing high performance culture
- KEY ACCOUNT RELATIONSHIP MANAGEMENT – St.George unique customer orientation
- ISS – Integrated sales and service

**St.George Workplace Survey 2007. *National Work and Family Awards.
***Fairfax Employment Marketing Awards. ^Australian HR Institute Awards. ***Australian HR Awards

st.george

Customers are a key focus

Customer needs matrix


Importance
Market Average
St George
Understanding Customer's Business Needs
1.0
2.0
Quality of People
Relationship Management
Value for Money
Loyalty to the Relationship

Sector leadership in:

- Understanding customer's business needs
- Quality of people
- Loyalty tc the relationship
- Value for money
- Relationship management

Ahead of all major banks on what customers see as important

Source: East and Partners Pty Ltd Business Banking Market Briefing, April 2007

st.george Institutional & Business Bank

Why Best Business Bank Technology program

- Middle market segment has seen a period of sustained growth driven by strategic business expansion in footprint, industries and channels
- Now taken the opportunity to fully review our commercial processes and systems
- Key objectives of the program:
  - Simplification, standardisation and automation of our commercial processes and systems
  - Focus on the training and engagement of our staff
- Strong benefits from the program equivalent to hiring ~70 frontline staff
- Risk managed implementation using existing technologies delivered in multiple tranches

st.george Institutional & Business Bank

End to end improvements – a key success factor

SALES

- Pre-Lead
- Lead
- Meet & Greet
- Need Analysis
- Cross Sell
- Initial Financial Analysis
- Indicative Offer

CREDIT

- Pricing
- Deal Structure
- Full Financial Evaluation
- Credit Application
- Credit Decision
- Letter of Offer

SETTLE

- Legals
- Valuation
- Preconditions
- Account Opening
- Settle

SERVICE

- Variations
- Excesses
- Discharges
- Annual Reviews
- Rollovers
- Regular Reporting
- Covenant Monitoring
- Customer Contact

Greater efficiency gained through the credit, settle and service processes will free up more time for sales

st.george

Technology – an enabler to increased efficiency & productivity



Commercial Platform
CRM
Complete Customer Profile
Sales and Pipeline
Lead Management
Task Initiation
Service and Settlement
Servicing
Settlement
KPI Scorecard
Loan Application System
Loan Applications
Financial Analysis
Valuations
Borrower Profiles
Pricing
My Tasks
Reports
Task list and calendar
Business Services
Core systems
Existing app servers
Data warehouse
Document Imaging
Task Queues

st.george

Strategic priorities 2008

Actively develop and retain our people	• Right people right roles • Career and skill development • Retention, recruitment and recognition
Disciplined financial management and productivity improvement	• Revenue growth through margin & fees • Best Business Bank Technology program local ownership • Improve compliance awareness & focus • Continued focus on cost to income management
True sales leadership delivering customer advocacy	• Continued focus on Key Account Relationship Management • Reinforce Integrated Service & Sales principles and local marketing • Customer Advocacy Increase program
Acceleration of diversified growth	• Drive product per customer • Drive product innovation across commercial and IFM • Accelerate Industry growth • Additional liability growth
Effective teaming and collaboration	• One Team One Bank • Consistent engagement of specialists in each region • Cross sell of wealth management / corporate superannuation and private banking products

st.george Institutional & Business Bank

Agenda

1. Evolution of Institutional & Business Bank

2. Key areas of focus
   - People
   - Customers
   - Best Business Bank Technology program
   - Strategic Priorities

3. Key areas of interest
   - Institutional & Financial Markets
   - Property construction policy
   - Syndicated lending exposure
   - Specific provisions
   - Collective provisioning
   - FY08 term issuances
   - Crusade CP No. 1 - asset backed commercial paper conduit
   - Automotive finance
   - Centro

4. Economy
   - NSW economy
   - National economy

st.george Institutional & Business Bank

Institutional & Financial Markets

Institutional & Financial Markets

Institutional Client Management	Financial Markets	Debt Capital Markets	Customer Securitisation	Conduit & Institutional Client Services	Structured Investments

Activities

Institutional Client Management	Financial Markets	Debt Capital Markets	Customer Securitisation	Conduit & Institutional Client Services	Structured Investments
Interbank & Institutional Relationships	Money Market Debt Markets FX & FX Options Swaps Proprietary Trading Debt Markets	Short Term Funding Origination Distribution	Third Party Asset Warehousing	Crusade CP Conduit Management & Associated Services	Mezzanine Debt Leveraged Leasing

We don't participate in

- Commodities
- Energy
- Equity

Trading performance on track, offsetting credit revaluation impacts

st.george

Property construction policy

- Maximum prudential exposure limit to any one project or property is $125m
- General policy sets as a maximum:
  - Funding of 80% of total development cost
  - 75% of 'on completion' LVR
  - Maximum LVR for land banks without DA is 50%
  - Market risk must be mitigated via acceptable level of presales or pre- leasing and /or other income or security support from guarantors
- Industry concentration limits set by Board are:
  - Property Investment 45% of the commercial portfolio – actual <40%
  - Construction 16% of the commercial portfolio – actual circa 10%
- The Bank monitors its exposure to any one builder for completion risk
- As at 31/1/08 we have no impaired property construction or investment exposures greater than $10m

st.george

Syndicated lending exposure

Why syndicates

- Significant growth in existing client businesses
- Balance sheet significantly larger
- Leveraging increased people expertise
- Syndicated lending must comply with normal lending guidelines and policies

Which syndicates

- Focus on smaller syndicate groups/where opportunity exists for direct relationship
- Syndication limit exposure less than 15% of total commercial portfolio
- <10% of current book
- 90% of exposure is within target industries

st.george

Specific provisions

- St.George uses a number of specific risk grades for impairment including default, non accrual, restructured and provisioned
- Impaired assets are disclosed on a net basis, i.e. the gross exposures less the amount of interest and specific provision which is calculated based on the expected recovery from available security, after all costs
- As at 31 Jan-08 the net impaired commercial loans >$100k was at historical low levels of $33.6m
- Specific provisions are assessed on an individual basis using expert judgement
- All provisions over $250k are reported to the Board Risk Management Committee
- All write off's greater than $5m not covered by a specific provision are approved by Board Risk Management Committee

st.george

Collective provisioning

- St.George collective provisioning scheme is in accordance with IFRS Accounting Standards and is subject to annual audit
- All commercial exposures are allocated a probability of default risk grade at origination. The calculation of the probability of default is an integral part of the St.George commercial lending process
- A collective provision is automatically raised and posted following a downgrade in the probability of default risk grade
- Collective provision is equal to the calculated increase in the expected loss amount. This is a function of:
  - Increase in the probability of default estimate
  - Exposure at default estimate
  - Loss given default estimate
- Group Collective Provisions as at Sep-07 were $290.7m

st.george

Crusade CP No.1 – Asset backed commercial paper conduit

- A customer securitisation program
- Currently $1.3bn on issue*
- Diversified and highly rated portfolio with:
  - 58% rated AAA
  - 40% rated AA
  - 2% rate A
- Contains no CDO's and has no exposure to offshore markets
- Remains fully funded and has not to date drawn liquidity

* as at 25 February

st.george

87

FY08 term issuances

We have issued $4.1 bn of Medium Term Funding issues YTD*:

- AUD Domestic issues
  - $500m of 3 year Fixed and Floating TDs in October 2007
  - $900m of 1.5 year Floating Rate TDs in February 2008
  - $1,000m of 1 year Floating Rate TDs in February 2008
  - $150m of 1 year NCDs in February 2008
- CHF 250m of 2 year Notes – St.George's first public Swiss Francs issue
- $1,260m equivalent of private placement in HKD, SGD, NZD, JPY, EUR, AUD, USD

*YTD as at 29 February 2008

st.george

88

Automotive Finance

Business Description

- Auto is one of our six chosen industry segments
- Financier to quality auto dealers
- Wholesale finance and banking services for dealers and retail finance for vehicles bought at dealerships
- National presence with operations across Australia

Strong financial delivery in a low growth market

	2006-07	2007-08F
Asset growth	10%	10%
Revenue growth	10%	10%
Profit growth	16%	13%

- Market share of dealers estimated at 20% (equal market leader)
- Very high levels of satisfaction and customer advocacy with 95% of dealers likely to recommend St.George
- Full financial services offering to dealers with over 6 products per customer
- Strong financial disciplines including margin management and cost and impairments controls in place
- Significant investment in systems over the past 3 years to support future growth
- Strategic focus to continue to grow the business profitably:
  - Grow market share with chosen segment (new car dealers) increasing wholesale and retail balance sheet and revenue streams
  - Continue to increase dealer product penetration
  - Grow the retail book through improving retail retention rates and cross-sales to retail customers

st.george

Centro exposure

What we did

- Prior relationships with Thomco & MCS pre Centro acquisition
- Centro has been a customer of the bank since 2002
- Centro $458m exposure is spread over 5 legal entities
- Each entity is a bankruptcy remote trust
- Fully secured with LVRs all below 70%
- All exposures are within prudential and internal policy guidelines

What we didn't do

- We have not lent to the Group holding company
- No US and international trusts
- No unsecured exposure

Note: There is no exposure to the following Centro entities, Centre Properties Group (CNP), Other Centro MCS Syndicates, Centro Direct Property Fund, Centro Direct Property Fund International (DPFI), Centro America Fund (CAF), Centro Australia Wholesale Fund (CAWF) and Centro Premium Fund No.1 (CPF No.1)

st.george

Agenda

1. Evolution of Institutional & Business Bank

2. Key areas of focus
    - People
    - Customers
    - Best Business Bank Technology program
    - Strategic Priorities

3. Key areas of interest
    - Institutional & Financial Markets
    - Property construction policy
    - Syndicated lending exposure
    - Specific provisions
    - Collective provisioning
    - FY08 term issuances
    - Crusade CP No. 1 - asset backed commercial paper conduit
    - Automotive finance
    - Centro

4. Economy
    - NSW economy
    - National economy

st.george

NSW economy - remains strong and resilient

NSW state final demand* (GDP equivalent^)


%
5.0
2.5
0.0
3.8
3.1
2.2
2.1
1.1
1.1
2.0
2.7
4.3
5.0
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07

- NSW contributes 32% of national GDP
- NSW unemployment rate at 4.5% is near long term lows
- Residential vacancy rates remain tight at 1.4%, encouraging property investment
- Sydney's median house price rose by 8% in 2007
- Overseas immigration is strong at 50,000pa
- State government supportive of business and public sector investment has accelerated
- Private capital expenditure now growing at double digit annual rate

NSW economy has displayed a convincing rebound

*12 month annual percentage change, seasonally adjusted ^Excludes import and export data. Source: ABS

st.george

National economy

AUSTRALIA (annual GDP growth*)


%
— Australia
5.0
2.5
0.0
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

- 2007 Australian GDP growth of 3.8% well ahead of advanced economy average of 2.6%^
- Housing market upswing in place after 2003-05 downturn. National house price increased 12.3% in 2007
- Trade patterns have changed. China now 2nd largest export market. Japan 1st, India 6th and United States 7th
- Commodity price support for the economy continues with coal, iron ore and gold (top 3 merchandise exports) at or near record prices

Decoupling: Economist 2008 GDP forecast for Australia 3.5%*

*Data Sources: EcoWin, The Economist 09-Feb-07. ^ Data Source: IMF. Aus 2007 estimate includes forecast for Q4 07

st.george

Institutional & Business Bank executive team



st.george
Institutional & Business Bank

Visit www.stgeorge.com.au

For further information visit:

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

st.george
Institutional & Business Bank

st.george

news release

11 March 2008

St.George to increase home loan variable interest rates and deposit rates

St.George today announced that it would increase interest rates on a range of lending and deposit products, due to the recent RBA decision and also the significant increase in its wholesale funding costs. As a result, the St.George Standard Variable Rate will increase by 0.35% to 9.37% pa, effective Thursday 13 March 2008 for new and existing customers. Deposit interest rates will increase by up to 0.50% on a range of products, with our online directsaver account increasing 0.25%pa to 7.00%pa and current promotional rate increasing to 7.25%pa, effective yesterday.

Michael Cameron, St.George Chief Financial Officer said that despite the Bank's endeavours to absorb the increased funding costs as a result of the impacts of the US sub-prime lending crisis on global liquidity and the wholesale funding markets, St.George has had to pass on some of this increased cost to customers.

"Since August last year we have been absorbing a significant increase in our funding costs. While we had hoped that conditions would soon return to normal, in fact we have seen these costs continue to increase," Mr Cameron said.

George Beatty, Acting Group Executive Retail Bank said; "This is a decision that has been made only after very careful consideration. While customers who have deposits with St.George will see increased savings as a result of this announcement, we are very mindful of the impact of increased home loan rates on customers. It's reassuring that the majority of St.George customers do already pay more than their regular minimum repayment and have a buffer in place for any rate changes. However we encourage any customers who are experiencing hardship to contact us immediately and we can discuss their personal situation. Assistance for eligible customers includes delaying repayments or restructuring their loans."

St.George has a wide range of home loan products to suit customer needs. Our current campaign offers customers who take up the Advantage Home Loan package a discount of 0.70%pa off the standard variable interest rate. Customers who would like the certainty of fixed repayments may consider our competitive fixed home loan rates available for periods from 1 to 5 years.

Ends...

Media contacts:

Lara Daniels, Corporate Relations, 02 9236 1508 or 0419 226 449

Sharon Keller, Corporate Relations, 02 9236 3536 or 0420 598 994

St.George Bank

Investor Conferences
London and New York
March 2008

Paul Fegan
Managing Director & CEO
Michael Cameron
Chief Financial Officer

st.george

St.George Bank is....

- Australia's 5th largest bank
- Differentiated by customer service
- Strongly capitalised and well funded with >$110bn of high quality lending assets
- Diversified across consumer, business banking and wealth management in multiple geographies and customer segments
- A low risk, solely domestically focused, growth orientated financial services company

On track to meet FY08 EPS growth target

Profit result – FY07

	Sep-07	Sep-06	Change %
Cash profit*	$1,160m	$1,026m	13.1
Net profit^	$1,163m	$1,048m	11.0
Earnings per share*	218.9¢	195.8¢	11.8
Return on equity*	23.2%	22.9%	
Expense to income*	42.5%	44.0%	
Dividend	168¢	151¢	11.3

^Net profit includes hedging and derivatives and significant items. *Cash basis excludes these items

Challenges for the sector

Review of core businesses

Outlook and targets

Global environment

- World economic view has become more pessimistic
- Massive sub-prime losses and write-offs for global investment banks
- Equity markets weaker – off c.16% from 2007 high*
- Interest rate gap between Australia and US widening
- Australian banks re-pricing interest rates outside RBA changes
- Investor sentiment has increasingly become more nervous
- Massive equity placements by Chinese Banks and Sovereign Entities
- Dividends suspended eg Citi
- Capital depletion, funding issues
- Major fraud eg Societe Generale
- Corporate impairment
- International ratings downgrades – corporates, banks, monolines

*ASX S&P 200 Acc Index to 4 Mar-08

This has produced new challenges for the sector...

Higher funding costs
Tighter access to funding
Renewed focus on credit quality
Increased demands on capital
Slower recovery for NSW economy

Strong and flexible sources of funding

Total funding by source as at Jan-08

	$bn
Retail	50.7
Short term wholesale	28.8
Term wholesale	14.9
Securitisation^^	17.4
Subordinated debt	1.9
Preference shares	0.7
Total	**114.4**

- Retail deposits growing at 18.1%^
- Strong base of retail deposits accounting for:
  - 64% of all retail lending*
  - 52% of total funding excluding securitised assets
  - 44% of total funding including securitised assets
- $7.1bn of business deposits and $4.1bn of Wealth cash balances are strongly growing sources of funding

Liquidity in the bank is high at 12%**

All data as at 31 Jan-08 *Including securitised assets. ^^Including c.$1bn of asset backed conduit funding
^Annualised percentage Sep-07 to Jan-08. **Includes liquid assets and treasury securities

Committed term funding - ahead of schedule

Maturity profile of term and subordinated funding*


$bn
5
4
3
2
1
0
0-1
2-3
4-6
7-9
10-12
13-18
19-24
25-30
31-36
37-48
49-60
61+
Months
Long-term
Subordinated

- Committed term funding represents 36% of total wholesale funding
- <15% of committed term funding is maturing in next 6 months
- Average weighted maturity of committed funding is 26 months
- $4.1bn committed term funding issued since 1 Oct-07
- Over 50% of $8bn of planned committed funding achieved YTD

Increasing flexibility and diversity to counter challenging market conditions

*As at 29 Feb-08

Wholesale funding costs and the impact on NIM

Widening spreads*

	Oct-07 bps	Mar-08 bps
Cash/90 days**	35	65
Senior debt		
3 year^	35	90
5 year^	45	120

Mitigants

- Growth in retail deposits matching growth in consumer and home lending
- Deposits spreads increased
- Corporate borrowing rates widened
- Free funds benefit from recent capital raisings
- Active management of product spreads:
  - standard mortgage variable rate up 20bps
  - business lending variable rate up 25bps
  - margin lending rate up 10bps
  - credit cards lending rates up 25-75bps

Underlying FY08 net interest margin compression (excluding the impact of increased excess liquidity) expected to be around 10bps

*Spreads to 90 day bank bill swap rate
**Differential between overnight cash rate and 90 day bank bill swap rate

Credit quality remains robust

Net impaired assets/net receivables*


bps
50
25
0
Average of the 4 majors
St.George
14
5
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07

Bad and doubtful debts 0.18% of average total receivables

- Low risk business mix
- Proven track record
- Credit quality in retail division remains excellent, with the arrears performance strong
- Overall credit quality in business banking remains strong, exposures to individual entities are being closely monitored
- No exposures to:
  - US or domestic sub-prime lending
  - CDOs
  - hedge funds

*Sep-05 onwards includes securitisation and bill acceptances

Optimising the capital equation


%
8.5
7.5
6.5
5.5
Tier 1 capital
6.7
Earnings Growth & 1H08 dividend
0.1
0.4
AIFRS adjustments
Placement
1.2
0.6
Cancel under writing 2H07 DRP
CPSII hybrid
0.6
0.5
Growth in RWA
7.1
Share Purchase Plan**
0.1
Sep-07
Jan-08

- Tier 1 capital currently >7%*
- Lower Tier 1 minimum of 6.25% agreed by APRA in Dec-07
- Factors impacting 2009 capital requirements include:
  - 1 Jan-09 Basel II accreditation^
  - growth in risk weighted assets
  - state of securitisation markets
  - DRP participation rate

Sufficient capital to meet FY08 requirements and beyond

*As at 29 Feb-08. **Share Purchase Plan to be completed in Mar-08. ^Accreditation subject to APRA approval

NSW economy remains strong and resilient

NSW state final demand* (GDP equivalent^)


%
5.0
2.5
0.0
3.8
3.1
2.2
2.1
1.1
1.1
2.0
2.7
4.3
5.0
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07

NSW economy has displayed a convincing rebound

- NSW contributes 32% of national GDP
- NSW unemployment rate at 4.5% is near long term lows
- Residential vacancy rates remain tight at 1.4%, encouraging property investment
- Sydney's median house price rose by 8% in 2007
- Overseas immigration is strong at 50,000pa
- State government supportive of business and public sector investment has accelerated
- Private capital expenditure now growing at double digit annual rate

*12 month annual percentage change, seasonally adjusted ^Excludes import and export data. Source: ABS

Challenges for the sector

Review of core businesses

Outlook and targets

Deposits – outstanding growth

Retail deposit balances


$bn
55
45
35
25
18.1%*
50.7
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Jan-08

- Balance growth benefiting from:
  - flight to quality
  - focus on core offering
  - instability in investment markets
  - changes in superannuation legislation
- Margin performance improved due to:
  - robust growth in transaction accounts
  - recent rises in official interest rates

Retail deposits growth YTD matching retail lending growth

*Annualised percentage Sep-07 to Jan-08

Home Loans – solid growth continues


Residential receivables
$bn
75
65
55
45
35
10.1%*
71.5
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Jan-08

- Market share in NSW 14.4%, up from 14.2% in Nov-06^
- 30+ day arrears to total mortgages is 0.98%, down from 1.34% in Jan-07
- Houses in possession 74, down from 86 in Sep-07
- Credit quality remains excellent

On track to grow broadly in line with system

*Annualised percentage Sep-07 to Jan-08 ^Cannex derived Jan-08

Middle Market – growing market share

Market share by state^

	Dec-07	Dec-06
NSW	13.1	9.9
ACT	39.4	34.9
BankSA	21.2	18.5
Victoria	3.7	2.7
Queensland	4.0	4.0
Western Australia	10.4	9.7
National	9.0	7.5

- 31% annualised growth Sep-07 to Jan-08
- 31% annualised growth in NSW
- Strong performance driven by:
  - continued investment in people and processes
  - consistent adherence to proven relationship model
  - robust national system growth with solid NSW contribution

On track to achieve receivables growth rates >25%

^Cannex derived

Commercial lending - well secured and diversified

Distribution by loan size %


6
2
11
13
22
20
13
13
<$1m
$1-$5m
$5-$10m
$10-$20m
$20-$50m
$50-$100m
>$100m
>$200m

State	Geographical distribution %
NSW/ACT	48
SA/NT	18
WA	16
VIC	11
QLD	7

82% of the portfolio in chosen industries

68% of new business sourced from existing customers

79% of total portfolio balances are <$50m

>90% of the portfolio secured

Wealth Management – meeting the challenges

Yearly platform net flows


Year to Sep-07
Year to Sep-06
$bn
12
8
4
0
Westpac/BT
Macquarie
St.George/Asgard
GSJBW
NAB/MLC
AMP
ING/ANZ
Aviva
CBA/Colonial*

- Managed funds balances have fallen 8.8% over the four months ended Jan-08
- Balance growth impacted by:
  - deteriorating investments markets
  - reallocation of investments to bank deposits
- Gross inflows have grown at 14% for the four months ended Jan-08
- Asgard, Advance, insurance and margin lending businesses remain strong contributors to group earnings

Consistently ranked in top 5 for net flows

Source: Plan for Life Sep-06 to Sep-07 Quarterly Data System. *One-off win and then loss of GSJBW mandate

Substantial investment agenda maintained

- 230 new ATMs already in place in FY08
- 10 new retail branches scheduled in FY08
- 3 new business sites scheduled in FY08
- Continuing to attract and hire quality new frontline sales people across our retail, business banking and financial planning businesses
- Substantial investment in brand and marketing
- New credit cards processing platform completed in Feb-08
- Significant investment in technology platform supporting business banking
- Investing in wealth's underlying infrastructure and customer interface
- Ongoing Basel II and Anti-Money Laundering compliance projects

Challenges for the sector

Review of core businesses

Outlook and targets

Sector outlook

- Wholesale funding costs to remain high in the medium term
- Expect increased discernment between differentiated credit risks
- St.George to benefit from increased risk focus over time due to quality of underlying assets and businesses
- Competitive environment to moderate as pressures from non-bank lenders and peripheral players subside
- Home loan and consumer credit growth, while remaining robust, may moderate due to recent interest rate rises
- Business lending to remain strong due to sound economic environment
- Markets factoring in additional rises in interest rates

St.George outlook

- Retail deposits growth to remain robust and match growth in retail lending
- Home loan growth strong at around current levels of 10%*
- Personal lending and credit cards to continue to grow at 14%*
- Middle market growing at 31%* with strong pipeline supporting future growth
- Wealth management net inflows to continue to exceed system growth, though absolute growth will be impacted by deteriorating investment markets
- Product spreads repricing to have full run rate earnings impact in 2H08

Momentum across all core businesses remains strong

*Annualised percentage Sep-07 to Jan-08

FY08 guidance

	As at Sep-07	As at Mar-08
EPS growth FY08	10%*	On track* Assuming no one-off material credit losses
Cost to income	Manage to low end of peer group	On track while maintaining solid investment program
Capital	Tier 1 minimum 6.5% pending APRA review^	Currently >7% with new minimum Tier 1 ratio of 6.25% agreed to by APRA
Credit quality	Maintain positive differential to majors	On track
Customer satisfaction	Maintain positive differential to majors	On track with differential currently 6%

^As part of Basel II transition
*Targets exclude impact of hedging and derivatives and assumes a reasonably sound economic environment
**Roy Morgan Research Dec-07 rolling 3 mth average respondents (aged 14+) with transaction accounts at institution

In conclusion

- Robust growth across all businesses continues
- Management is actively managing the businesses to counter headwinds through:
  - product repricing
  - prudent cost disciplines
  - focused reinvestment
  - superior service offerings delivering market share gains
- A strong management team is in place with further strengthening to be announced soon
- Overall credit quality remains solid
- Franchise is well diversified, solely domestically focused, growing and of high quality

10% EPS growth guidance is reaffirmed

st.george

Appendix

NSW economy

Sydney house price*
(annual percent change)


%
10.0
7.5
5.0
2.5
0.0
-2.5
-5.0
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

Annual economic growth by state
(state final demand^)


%
15
10
5
0
WA
QLD
NSW
VIC
SA

*Annual percent change, seasonally adjusted.
^Annual percent change to Sep-07 (seasonally adjusted data), excludes imports and exports. Source: ABS Source: ABS

National economy

US vs AUSTRALIA
(annual GDP growth*)


— Australia — United States
%
5.0
2.5
0.0
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

Decoupling: Economist 2008 GDP forecast for US 1.6%, Australia 3.5%*

- 2007 Australian GDP growth of 3.8% well ahead of advanced economy average of 2.6%^
- Housing market upswing in place after 2003-05 downturn. National house price increased 12.3% in 2007
- Trade patterns have changed. China now 2nd largest export market. Japan 1st, India 6th and United States 7th
- Commodity price support for the economy continues with coal, iron ore and gold (top 3 merchandise exports) at or near record prices

*Data Sources: EcoWin, The Economist 09-Feb-07. ^ Data Source: IMF. Aus 2007 estimate includes forecast for Q4 07

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John M Thame
Date of last notice	28 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 150,418 shares (fully paid ordinary) Indirect: 165 Converting Preference Shares II
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	165 Converting Preference Shares II held by Thame Investments Pty Ltd as trustee for the Thame Pension Fund
Date of change	7 March 2008
No. of securities held prior to change	150,216 shares (fully paid ordinary) 165 Converting Preference Shares II
Class	Fully Paid Ordinary Shares
Number acquired	202 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.72 per fully paid ordinary share
No. of securities held after change	150,418 shares (fully paid ordinary) 165 Converting Preference Shares II

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired as a result of participating in the St.George Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	28 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 11,990 shares (fully paid ordinary) Indirect: 20,212 shares (fully paid ordinary) 263 SAINTS 1,000 CPS . 1,165 CPSII
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Joint holding with spouse as trustee for the PDRI Super Fund
Date of change	7 March 2008
No. of securities held prior to change	32,000 shares (fully paid ordinary) 263 SAINTS 1,000 CPS 1,165 CPSII
Class	Fully Paid Ordinary
Number acquired	202 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.72 per fully paid ordinary share

+ See chapter 19 for defined terms.

No. of securities held after change	32,202 shares (fully paid ordinary) 263 SAINTS 1,000 CPS 1,165 CPSII
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired as a result of participating in the St.George Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graham J Reaney
Date of last notice	22 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 26,131 shares (fully paid ordinary) Indirect 25,137 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* Director of shareholder and Power of Attorney for shareholder
Date of change	7 March 2008
No. of securities held prior to change	51,066 shares (fully paid ordinary)
Class	Fully Paid Ordinary Shares
Number acquired	202 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.72 per fully paid ordinary share
No. of securities held after change	51,268 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired as a result of participating in the St.George Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Fountayne England
Date of last notice	18 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 500 shares (fully paid ordinary) Indirect 5,078 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	5,078 shares (fully paid ordinary) held by Domkirke Pty Limited Mr England is a director of Domkirke Pty Limited
Date of change	7 March 2008
No. of securities held prior to change	5,376 shares (fully paid ordinary)
Class	Fully Paid Ordinary Shares
Number acquired	202 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.72 per fully paid ordinary share
No. of securities held after change	5,578 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired as a result of participating in the St.George Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Oswin Hawkins
Date of last notice	28 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 4,541 shares (fully paid ordinary) Indirect: 7,075 shares (fully paid ordinary) 2,000 Converting Preference Shares II
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 1,373 shares (fully paid ordinary) held by Petlyn Holdings Pty Limited <ATF The Hawkins Family Trust> Mr Hawkins is a director of Petlyn Holdings Pty Limited. Indirect: 5,702 shares (fully paid ordinary) held by Lynter Investments Pty Limited <ATF The Hawkins Family Superannuation Fund> Indirect: 2,000 Converting Preference Shares II held by Lynter Investments Pty Limited <ATF The Hawkins Family Superannuation Fund> Mr Hawkins is a director of Lynter Investments Pty Limited.
Date of change	7 March 2008
No. of securities held prior to change	11,414 shares (fully paid ordinary) 2,000 Converting Preference Shares II
Class	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

Number acquired	202 shares (fully paid ordinary)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.72 per fully paid ordinary share
No. of securities held after change	11,616 shares (fully paid ordinary) 2,000 Converting Preference Share II
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired as a result of participating in the St.George Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,452,467
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$24.72 per fully paid ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Share Purchase Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 March 2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	561,059,442	Ordinary Shares
		3,500,000	SAINTS
		1,500,000	SPS
		3,250,000	CPS
		4,000,000	CPS II
		2,626	Redeemable Preference Borrower Shares
		191,025	Redeemable Preference Depositor Shares
		90,000	Floating Rate Transferable Deposits due 8 April 2011
		40,000	Fixed Rate Transferable Deposits due 8 April 2011
		45,000	Floating Rate Transferable Deposits due 28 November 2011
		15,000	Fixed Rate Transferable Deposits due 28 November 2011

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

+ See chapter 19 for defined terms.

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 7/3/08

Secretary

Print name: Michael Bowan

== == == == ==

END